




SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2011
WASH, D.C.
211
SECTION

2010 Annual Report


Skagit State Bancorp, Inc.

ANACORTES - ARLINGTON - BELLINGHAM - BURLINGTON - LYNDEN - MOUNT VERNON - SEDRO-WOOLLEY - STANWOOD

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2010, 2009 and 2008

ANNUAL MEETING The annual meeting of stockholders will be held at 6:30 p.m. on Tuesday, April 19, 2011, at McIntyre Hall, 2501 East College Way, Mount Vernon, Washington.

SELECTED FINANCIAL DATA
(dollars in thousands except per share data)

As of and for the year ended December 31,	2010	2009	2008	2007	2006
STATEMENT OF INCOME					
Interest income	$ 28,014	$ 28,646	$ 32,187	$ 36,822	$ 33,219
Interest expense	5,978	7,180	10,132	13,137	10,000
Net interest income	22,036	21,466	22,055	23,685	23,219
Provision (benefit) for loan losses	1,700	3,595	2,080	(150)	-
Net interest income after provision (benefit) for loan losses	20,336	17,871	19,975	23,835	23,219
Non-interest income	4,138	3,979	4,365	3,776	3,214
Non-interest expense	17,835	18,498	18,104	16,420	14,568
Income before income taxes	6,639	3,352	6,236	11,191	11,865
Income tax expense	1,175	45	998	2,615	3,177
Net income	$ 5,464	$ 3,307	$ 5,238	$ 8,576	$ 8,688
Basic earnings per share	$ 9.31	$ 5.64	$ 8.64	$ 12.76	$ 12.69
Diluted earnings per share	$ 9.29	$ 5.60	$ 8.57	$ 12.72	$ 12.68
Cash dividends declared per share	$ 4.00	$ 3.50	$ 4.50	$ 4.50	$ 3.00
BALANCE SHEET					
Total assets	$ 692,871	$ 647,888	$ 566,876	$ 592,663	$ 532,788
Net loans	358,240	386,649	393,775	350,663	320,568
Deposits	590,881	545,436	469,538	500,420	449,343
Other borrowings	34,118	38,128	32,665	15,851	14,102
Stockholders' equity	65,972	62,857	61,801	72,683	66,544
KEY OPERATING RATIOS					
Return on average stockholders' equity	8.30%	5.22%	8.27%	12.33%	13.35%
Return on average assets	0.81%	0.56%	0.91%	1.54%	1.68%
Net interest margin	3.43%	3.85%	4.10%	4.52%	4.83%
Average stockholders' equity to average assets	9.70%	10.75%	11.05%	12.45%	12.55%
Dividend pay-out ratio	42.96%	62.06%	52.08%	35.27%	23.64%
Book value per share	$ 112.32	$ 107.10	$ 105.41	$ 108.32	$ 98.80

Skagit State  Bancorp, Inc.

March 10, 2011

To Our Stockholders and Friends,

The past year turned out to be what many had predicted, with the banking environment facing continued challenges during the year. It was a bumpy ride, with modest improvement. Uncertainty is still part of the forecast for 2011 and economists around the region say that things might not get wildly better in the coming year, but likely won't get worse. The year 2011 will continue to be a year of challenges, however with some improvement in the economy and some stabilization in real estate prices, we are cautiously optimistic.

Net income for 2010 was $5,464,000, yielding basic earnings per share of $9.31, up $3.67 per share from $5.64 for 2009. The provision for loan loss in 2010 was $1,700,000, compared to a provision of $3,595,000 for 2009. Net loans decreased by $28,409,000, ending the year at $358,240,000. Deposits continued to surge, growing 8.33% from $545,436,000 to $590,881,000.

This is a time of great opportunity for Skagit State Bank. Many of our competitors continue to struggle while we are experiencing a success story... our profits are strong, our leadership team is strong, our people are engaged and we look forward to the future.

Sincerely,

Cheryl R. Bishop

Cheryl R. Bishop
President and Chief Executive Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Bancorp's management, including its Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Bancorp's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposal of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United State of America, and that receipts and expenditures are made only in accordance with authorizations of management and directors of Bancorp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposal of assets that could have a material impact on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation and fair presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2010, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, management concluded that as of December 31, 2010, Bancorp's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Additionally, management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permits us, as a non-accelerated filer, to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skagit State Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Skagit State Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Bellingham, Washington
March 10, 2011

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)

December 31,	2010	2009
ASSETS		
ASSETS		
Cash and due from banks	$ 10,461	$ 14,441
Federal funds sold	80,413	62,531
Investment securities		
Available-for-sale, at fair value	180,971	118,561
Held-to-maturity, at amortized cost	38,367	40,298
Loans held for sale	78	574
Loans	365,319	393,532
Allowance for loan losses	(7,079)	(6,883)
Net loans	358,240	386,649
Bank premises and equipment, net	10,772	10,944
Other real estate owned	5,813	6,284
Accrued interest receivable	2,521	2,531
Other assets	5,235	5,075
TOTAL ASSETS	$ 692,871	$ 647,888
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Interest-bearing	$ 511,782	$ 471,597
Non-interest-bearing	79,099	73,839
Total deposits	590,881	545,436
Other borrowings	34,118	38,128
Other liabilities	1,900	1,467
Total liabilities	626,899	585,031
COMMITMENTS AND CONTINGENCIES (Notes 10 and 15)		
STOCKHOLDERS' EQUITY		
Common stock no par value, 5,000,000 shares authorized; 587,377 and 586,905 shares issued and outstanding at December 31, 2010 and 2009 respectively	12,541	12,303
Accumulated other comprehensive income, net of tax	1,639	1,872
Retained earnings	51,792	48,682
Total stockholders' equity	65,972	62,857
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 692,871	$ 647,888

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(dollars in thousands, except per share amounts)

Years Ended December 31,	2010	2009	2008
INTEREST INCOME			
Interest and fees on loans	$ 22,584	$ 23,243	$ 25,486
Investment securities			
Taxable	4,115	4,192	5,208
Exempt from federal income tax	1,096	1,133	1,208
Federal funds sold	219	78	285
Total interest income	28,014	28,646	32,187
INTEREST EXPENSE			
Deposits	5,640	6,877	9,579
Other borrowings	338	303	553
Total interest expense	5,978	7,180	10,132
NET INTEREST INCOME	22,036	21,466	22,055
Provision for loan losses	1,700	3,595	2,080
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,336	17,871	19,975
NON-INTEREST INCOME			
Service charges on deposits	3,127	3,005	3,060
Other	757	736	827
Gain on sale of assets	254	238	478
Total non-interest income	4,138	3,979	4,365
NON-INTEREST EXPENSES			
Salaries	7,458	7,330	7,900
Payroll taxes and employee benefits	1,936	1,867	1,828
Provision for other real estate owned losses	473	1,167	1,479
Bank premises and equipment	951	948	1,027
Occupancy	746	779	780
Loan collection and OREO expenses	514	583	360
Advertising	708	643	747
Deposit Insurance	947	1,218	69
Other	4,102	3,963	3,914
Total non-interest expenses	17,835	18,498	18,104
INCOME BEFORE PROVISION FOR INCOME TAX	6,639	3,352	6,236
PROVISION (BENEFIT) FOR INCOME TAX			
Current	1,569	1,221	1,398
Deferred	(394)	(1,176)	(400)
Total provision for income tax	1,175	45	998
NET INCOME	$ 5,464	$ 3,307	$ 5,238
BASIC EARNINGS PER SHARE	$ 9.31	$ 5.64	$ 8.64
DILUTED EARNINGS PER SHARE	$ 9.29	$ 5.60	$ 8.57
DIVIDENDS DECLARED PER SHARE	$ 4.00	$ 3.50	$ 4.50

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2010, 2009 and 2008

(dollars in thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Accum. Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
BALANCE, December 31, 2007	670,997	$ 13,564	$ 694	$ 58,425	$ 72,683	
Comprehensive income						
Net income	-	-	-	5,238	5,238	$ 5,238
Other comprehensive income						
Unrealized gains on available-for-sale						
securities, net of taxes of $840	-	-	1,631	-	1,631	1,631
Total other comprehensive income						1,631
Comprehensive income						$ 6,869
Cash dividend declared, $4.50 per share	-	-	-	(2,646)	(2,646)	
Common stock redemption	(85,022)	(1,721)	-	(13,583)	(15,304)	
Stock compensation expense and restricted stock awards	310	199	-	-	199	
BALANCE, December 31, 2008	586,285	$ 12,042	$ 2,325	$ 47,434	$ 61,801	
Comprehensive income						
Net income	-	-	-	3,307	3,307	$ 3,307
Other comprehensive loss						
Unrealized loss on available-for-sale						
securities, net of benefit of $233	-	-	(453)	-	(453)	(453)
Total other comprehensive loss						(453)
Comprehensive income						$ 2,854
Cash dividend declared, $3.50 per share	-	-	-	(2,059)	(2,059)	
Stock options exercised	25	4	-	-	4	
Stock compensation expense and restricted stock awards	595	257	-	-	257	
BALANCE, December 31, 2009	586,905	$ 12,303	$ 1,872	$ 48,682	$ 62,857	
Comprehensive income						
Net income	-	-	-	5,464	5,464	$ 5,464
Other comprehensive loss						
Unrealized loss on available-for-sale						
securities, net of benefit of $120	-	-	(233)	-	(233)	(233)
Total other comprehensive loss						(233)
Comprehensive income						$ 5,231
Cash dividend declared, $4.00 per share	-	-	-	(2,354)	(2,354)	
Stock compensation expense and restricted stock awards	472	238	-	-	238	
BALANCE, December 31, 2010	587,377	$ 12,541	$ 1,639	$ 51,792	$ 65,972	

See accompanying notes to these financial statements

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

Years Ended December 31,	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,464	$ 3,307	$ 5,238
Adjustments to reconcile net income to net cash flows from operating activities			
Provision for loan losses	1,700	3,595	2,080
Provision for other real estate owned losses	473	1,167	1,479
Depreciation	824	831	884
Loss (gain) on sale of assets	-	8	(232)
Gain on sale of other real estate owned	(11)	-	-
Gain on sale of loans	(243)	(238)	(246)
Amortization of investment security premiums and discounts, net	27	(167)	(218)
Provision for deferred income taxes	(394)	(1,176)	(400)
Stock compensation for employee services	238	257	199
Changes in operating assets and liabilities			
Originations of loans held for sale	(15,016)	(16,854)	(18,212)
Proceeds from sales of loans held for sale	15,755	16,868	18,108
(Increase) decrease in interest receivable	10	(101)	1,034
Decrease (increase) in other assets	354	(1,611)	(770)
(Decrease) increase in other liabilities	433	(1,405)	(837)
Net cash flows from operating activities	9,614	4,481	8,107
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities, calls, and principal payments of investment securities – available-for-sale	56,294	41,122	47,441
Purchases of investment securities – available-for-sale	(119,092)	(57,557)	(20,445)
Proceeds from maturities, calls, and principal payments of investment securities – held-to-maturity	4,982	7,302	8,309
Purchases of investment securities – held-to-maturity	(3,043)	(11,080)	(4,901)
Net (increase) decrease in federal funds sold	(17,882)	(62,531)	41,195
Net (increase) decrease in loans	25,290	2,222	(52,138)
Purchase of premises and equipment	(476)	(642)	(338)
Capitalized expenditures for improvements to other real estate owned	-	(136)	(200)
Proceeds from sale of assets	-	-	301
Proceeds from sale of other real estate owned	1,252	-	-
Net cash flows from investing activities	(52,675)	(81,300)	19,224
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	36,540	30,600	(707)
Net increase (decrease) in time deposits	8,905	45,298	(30,175)
Amount paid for redemption of common stock	-	-	(15,304)
Net increase (decrease) in other borrowings	(4,010)	5,463	16,814
Cash dividends	(2,354)	(2,059)	(2,646)
Proceeds from exercise of stock options	-	4	-
Net cash flows from financing activities	39,081	79,306	(32,018)
NET CHANGE IN CASH AND DUE FROM BANKS	(3,980)	2,487	(4,687)
CASH AND DUE FROM BANKS, beginning of year	14,441	11,954	16,641
CASH AND DUE FROM BANKS, end of year	$ 10,461	$ 14,441	$ 11,954
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for income taxes	$ 1,980	$ 266	$ 1,902
Cash paid during the year for interest	$ 6,110	$ 7,155	$ 10,408
SUPPLEMENTAL INFORMATION ABOUT NONCASH FINANCING AND INVESTING ACTIVITIES			
Property taken in settlement of loans	$ 1,419	$ 1,309	$ 6,946
Property sold through seller financing	$ 1,105	$ -	$ -

See accompanying notes to these financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation: The accompanying consolidated financial statements include the accounts of Skagit State Bancorp, Inc. and its subsidiary Skagit State Bank, (collectively, "Company" or "Bancorp"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. All significant inter-company accounts and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Nature of Operations: Skagit State Bank (the "Bank") provides a full range of banking services to individual and corporate customers through its 12 branches in Skagit, Snohomish and Whatcom counties. The Bank is subject to significant competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state of Washington agencies and undergoes periodic examinations by those regulatory authorities. The Bank began operations in 1958 and is a state-chartered commercial bank with its headquarters in Burlington (Skagit County), Washington.

Use of Estimates: In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses for the periods presented, and assets and liabilities as of the date of the balance sheet. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred income taxes, the valuation of real estate owned, and investment securities. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of Bancorp's financial statements; accordingly, it is possible that actual results could differ from these estimates or assumptions, which could have a material effect on the reported amounts of the consolidated financial position and results of operation.

Subsequent Events: Subsequent events are events or transactions that occur after the balance sheet date, but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Non-recognized subsequent events are events that provided evidence about conditions that did not exist at the date of the balance sheet, but arose after that date. Bancorp has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and due from banks, all of which have original maturities of three months or less. Bancorp maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Federal Funds Sold: Federal funds sold include funds the bank has sold overnight to various financial institutions. In addition, since the Federal Reserve Bank is currently paying interest on reserves held overnight with them, Bancorp considers reserve funds held at the Federal Reserve Bank as federal funds sold. Bancorp is required to maintain an average balance with the Federal Reserve Bank or maintain such reserve balances in the form of cash. The Bank's reserve requirement as of December 31, 2010 and 2009 was $1.7 million and $2.3 million, respectively.

Investment Securities: Bancorp's investment portfolio is classified into two groups. 1) Securities Available for Sale (AFS); and 2) Securities Held to Maturity (HTM). Investment securities classified as available-for-sale are recorded at fair value, with the net unrealized gain or loss included in comprehensive income within the statement of stockholders' equity, net of tax. Securities available for sale may be sold. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. Investment securities Bancorp has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Purchase premiums or discounts are recognized as adjustments to interest income using the interest method over the period to call or maturity.

Investments with fair values that are less than amortized cost are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed rate investments, from rising interest rates. For any security in an unrealized loss position, management assesses whether the security is other-than–temporarily impaired. In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair values has been less than cost, the financial condition and near-terms prospects of the issuer, and the intent and ability of Bancorp to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in costs. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting Bancorp's financial position, results of operations and cash flows. If the estimated value of investments is less than the cost or amortized cost, Bancorp evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.

For securities deemed other-than-temporary impaired, if Bancorp intends to sell the security or it is more likely than not that it will be required to sell the security, the other-than-temporary impairment will be recognized in earnings equal to the entire difference between the cost basis and fair value. If Bancorp does not intend to sell the security and it is not more likely than not that Bancorp will sell the security before recovery of its cost basis, the difference between the cost basis and fair value is reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The previous cost basis less the other-than-temporary impairment recognized in earnings becomes the new cost basis of the security.

Loans Held-for-Sale: Loans originated and intended for sale are carried at the lower of aggregate cost or fair value. Gains and losses on sales of mortgage loans are recognized on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans: Loans are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees including commitment fees and direct loan origination costs are capitalized and the net amount is amortized into interest income as an adjustment to the loan yield.

Risk-Rating System: The Bank risk rates the commercial loan portfolio on a nine scale system and the Bank's consumer loans are risk rated on a four scale system. Risk ratings in both scales are based on levels of risk as defined by the internal risk rating guidance within the Bank's Loan Policy. A commercial loan's risk rating may change as risk factors change throughout the life of the loan. In contrast, consumer loan ratings are based on an individual borrower's overall credit history at loan origination and are therefore, primarily based on payment performance. Consumer loans retain their original risk rating during the life of the loan, unless payment performance or other information indicates the loans should be moved to nonaccrual, at which time the loan is risk rated substandard. Risk ratings are reviewed through various channels including the loan approval process, the loan reporting process, an external loan review process and through the regulatory review process. For risk-rating purposes, commercial, commercial real estate, other real estate and real estate construction segments are typically graded using the commercial risk ratings.

Impairment: A loan is considered impaired when management determines that it is probable that Bancorp will be unable to collect all amounts of principal and interest as scheduled in the loan agreement. Impaired loans include all non-accrual loans and all troubled debt restructuring and other loans that management considers to be impaired. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan, the observable fair market value of the loan or the estimated fair value of the loan's collateral. Payments received on impaired nonaccrual loans are generally applied to principal, while payments received on impaired accruing loans are applied according to the contractual terms of the loan.

Delinquency and Non-accrual: Loans are defined as delinquent when any payment of principal and/or interest is past due. Loans are placed on nonaccrual status when, in the opinion of management, the collection of full principal and interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Payments received on nonaccrual loans are generally applied to principal. However, based on management's assessment of the ultimate collectability of a nonaccrual loan, interest income may be recognized on a cash basis. Nonaccrual loans are returned to accrual when the loan is brought current and when management determines that circumstances have improved and there has been a sustained period of repayment performance by the borrower.

Troubled Debt Restructures: Loan are reported as troubled debt restructures when Bancorp grants a concession to the borrower experiencing financial difficulties that would it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest or providing a lower interest rate than "market" for loans of similar risk. Interest income on restructured loans is recognized pursuant to the terms of a new loan agreement. At December 31, 2010 there was $2.0 million in commitments to lend additional funds to borrowers whose terms have been modified in a troubled debt restructuring.

Allowance for Loan Losses: The allowance for loan losses represents management's best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors. In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance, which is based on a review of substandard or non-accrual loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance, which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions. The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

The allowance is based upon Bancorp's evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and estimated value of any underlying collateral. Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. Bancorp's evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Further information regarding Bancorp's policies and methodology used to estimate the allowance for possible loan losses is presented in Note 4 Allowance for Loan Losses in the accompanying notes to consolidated financial statements found elsewhere is this report.

Bank Premises and Equipment: Bank premises and equipment are shown at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges up to 30 years for buildings and improvements and ranges from 3 to 7 years for all furniture, fixtures and equipment. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective property or equipment accounts, and the resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned: Other real estate owned includes properties acquired through foreclosure and other properties owned, but no longer used for banking purposes. These properties are recorded at the lower of the recorded amount of the loan or estimated fair value less estimated costs to sell. Valuation of the property occurs when it is foreclosed upon and annually thereafter. Write-downs arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Subsequent write-downs after acquisition, identified through management's periodic valuations, are written down through non-interest expenses. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

Other Borrowings: Bancorp pledges certain financial instruments it owns to collateralize the sales of securities that are subject to an obligation to repurchase the same or similar securities ("repurchase agreements"). Under these arrangements, Bancorp transfers the assets, but still retains effective control through an agreement that both entitles and obligates Bancorp to repurchase the assets. As a result, repurchase agreements are accounted for as collateralized financing arrangements and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the consolidated balance sheets while the securities underlying the agreements remain in the respective asset accounts.

Bancorp has the capacity to borrow funds from the Federal Reserve Bank. This credit line has pledge requirements whereby Bancorp must pledge collateral sufficient to cover any borrowed funds taken. Bancorp also has federal funds credit lines at other financial institutions which are subject to the financial institution's availability of funds and Bancorp's financial position.

Income Taxes: Bancorp files a consolidated federal income tax return. Bancorp accounts for income taxes using the liability method and deferred taxes are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between Bancorp's financial statements and its tax returns. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The calculation of the provision for federal income taxes is complex and requires estimates and significant judgments in arriving at the amount of tax benefits to be recognized in the financial statements for a specific period. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Bancorp reviews its uncertain tax positions annually and evaluates these deferred tax assets to determine if those tax benefits are expected to be realized in future periods. This evaluation includes reviewing the evidence currently available, both positive and negative, including existence of taxes paid in available carry-back years, forecasts of future income, cumulative losses, applicable tax planning strategies and assessments of the current and future economic and business conditions. To the extent a deferred tax asset is no longer considered "more likely than not" to be realized, a deferred tax valuation allowance is established. This valuation allowance reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: In the ordinary course of business, Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising Costs: Bancorp expenses advertising costs as they are incurred.

Earnings Per Share: Basic earnings per share amounts are computed based on the weighted average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by diluted weighted average shares outstanding, which includes common stock equivalents outstanding using the treasury stock method.

Stock-Based Compensation: Bancorp has a stock-based equity compensation plan which is described more fully in Note 9. Under this plan, Bancorp is authorized to grant options or restricted stock up to 100,000 shares. Bancorp recognizes stock-based compensation expense on a straight-line basis over the vesting period based on the number of awards or options expected to vest using the grant-date fair value.

Reclassifications: Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on retained earnings or net income as previously reported.

Accounting Pronouncements: The following accounting pronouncements have been issued, but are not yet effective for Bancorp:

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, an update to ASU 820-10, "Fair Value Measurements". This update adds a new requirement to disclose transfers in and out of level 1 and level 2, along with the reasons for the transfers, and requires a gross presentation of purchases and sales of level 3 activities. Additionally, the update clarifies that entities provide fair value measurement disclosures for each class of assets and liabilities and that entities provide enhanced disclosures around level 2 valuation techniques and inputs. Bancorp adopted the disclosure requirements for level 1 and level 2 transfers and the expanded fair value measurement and valuation disclosures effective January 1, 2010. The adoption of these disclosure requirements had no impact on Bancorp's financial position, results of operations, and earnings per share. The disclosures regarding purchases and sale for level 3 activities are required to be implemented beginning January 1, 2011.

On July 21, 2010, the FASB issued ASU 2010-20 which amends ASU 310 and expands required disclosures for the Financing Receivables and the Allowance for Loan and Lease Losses. The objective of these enhanced disclosures is to improve financial statements users' understanding of (i) the nature of a company's credit risk associated with financing receivables and (ii) the company's assessment of risk in estimating its allowance for loan and lease losses as well as changes in the allowance and the reasons for those changes. These disclosures with the exception of the troubled debt restructurings disclosure were implemented by the Bank on December 31, 2010. On January 4, 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310) – Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings. The deferral of disclosures relating to troubled debt restructures and the disclosure requirements will become effective once FASB finalizes any standards update related to their exposure draft "Clarifications for Troubled Debt Restructurings by Creditors" which was proposed during 2010. The revised standards are expected to be finalized during the first quarter of 2011.

NOTE 2 – INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD

The following tables summarize the aggregate amortized cost and estimated fair value of investment securities as of December 31:

	2010			
		Gross Unrealized		
(dollars in thousands)	Amortized Cost	Gains	Losses	Estimated Fair Value
Available-For-Sale Securities				
U.S. government agencies	$ 85,474	$ 612	$ 311	$ 85,775
Residential mortgage-backed securities and collateralized mortgage obligations	84,510	2,718	797	86,431
State and political subdivisions	8,504	323	62	8,765
Total available-for-sale	178,488	3,653	1,170	180,971
Held-To-Maturity Securities				
State and political subdivisions	38,367	730	235	38,862
Total held-to-maturity	38,367	730	235	38,862
Total investment securities	$ 216,855	$ 4,383	$ 1,405	$ 219,833

	2009			
		Gross Unrealized		
(dollars in thousands)	Amortized Cost	Gains	Losses	Estimated Fair Value
Available-For-Sale Securities				
U.S. government agencies	$ 39,698	$ 274	$ 132	$ 39,840
Mortgage-backed securities	66,640	2,556	200	68,996
State and political subdivisions	9,387	366	28	9,725
Total available-for-sale	115,725	3,196	360	118,561
Held-To-Maturity Securities				
State and political subdivisions	40,298	889	626	40,561
Total held-to-maturity	40,298	889	626	40,561
Total investment securities	$ 156,023	$ 4,085	$ 986	$ 159,122

The following tables show the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporarily impaired as of December 31;

	2010					
	Less Than 12 Months		12 Months or Greater		Total	
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities						
U.S. government agencies	$ 35,373	$ 311	$ -	$ -	$ 35,373	$ 311
Residential mortgage-backed securities and collateralized mortgage obligations	24,599	797	-	-	24,599	797
State and political subdivisions	1,128	62	-	-	1,128	62
Total available-for-sale	61,100	1,170	-	-	61,100	1,170
Held-To-Maturity Securities						
State and political subdivisions	12,076	235	-	-	12,076	235
Total held-to-maturity	12,076	235	-	-	12,076	235
Total investment securities	$ 73,176	$ 1,405	$ -	$ -	$ 73,176	$ 1,405

	2009					
	Less Than 12 Months		12 Months or Greater		Total	
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities						
U.S. government agencies	$ 18,933	$ 132	$ -	$ -	$ 18,933	$ 132
Mortgage-backed securities	10,916	200	-	-	10,916	200
State and political subdivisions	221	1	470	27	691	28
Total available-for-sale	30,070	333	470	27	30,540	360
Held-To-Maturity Securities						
State and political subdivisions	15,725	626	-	-	15,725	626
Total held-to-maturity	15,725	626	-	-	15,725	626
Total investment securities	$ 45,795	$ 959	$ 470	$ 27	$ 46,265	$ 986

At December 31, 2010, Bancorp held no security in the available-for-sale portfolio and no security in the held-to-maturity portfolio that had an unrealized loss for more than one year. Bancorp does not intend to sell securities that are identified as temporarily impaired nor does available evidence suggest it is more likely than not that management will be required to sell any impaired securities. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. Management believes the nature of the securities in the investment portfolio present a high probability of collecting all contractual amounts due. Based on the evaluation, management has determined that no investment security in Bancorp's investment portfolio is other-than-temporarily impaired.

Available for sale investment securities with a carrying value of $96.0 million and $101.3 million, as of December 31, 2010 and 2009, respectively, were pledged as collateral for public fund deposits, securities sold under agreements to repurchase, Treasury Tax and Loan payments, and Federal Reserve Bank discount window borrowings. There were no sales of securities during 2010 and 2009.

The amortized cost and estimated fair value of investment securities at December 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2010			
	Available-For-Sale		Held-To-Maturity	
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
U.S. government agencies				
1 year	$ 5,007	$ 5,012	$ -	$ -
2-5 years	70,301	70,812	-	-
6-10 years	7,000	6,805	-	-
Over 10 years	3,166	3,146	-	-
Residential mortgage-backed securities and collateralized mortgage obligations				
1 year	-	-	-	-
2-5 years	-	-	-	-
6-10 years	37,851	39,721	-	-
Over 10 years	46,659	46,710	-	-
State and political subdivisions				
1 year	1,181	1,205	8,601	8,645
2-5 years	4,541	4,800	8,463	8,699
6-10 years	1,592	1,631	13,477	13,526
Over 10 years	1,190	1,129	7,826	7,992
Total investment securities	$ 178,488	$ 180,971	$ 38,367	$ 38,862

Federal Funds Sold: Investments in federal funds sold are made with various banks. To reduce risk, Bancorp will generally invest no more than $10,000,000 in federal funds sold with any one bank with the exception of the Federal Reserve Bank which there is no limit. Federal funds sold as of December 31, 2010 were $80.4 million and $62.5 million as of December 31, 2009.

NOTE 3 – LOANS

The major segments and classes of loans at December 31 are as follows:

(dollars in thousands)	2010	2009
Commercial	$ 69,177	$ 76,858
Commercial real estate		
Raw land and land development	37,233	37,607
Other commercial real estate	65,516	64,768
Other real estate		
Residential	34,681	36,778
Farmland and owner occupied nonfarm nonresidential	115,291	122,746
Real estate construction		
Commercial	826	3,646
Residential	3,210	10,990
Consumer		
Home equity	23,522	23,247
Credit cards and other consumer	16,622	17,905
	$ 366,078	$ 394,545
Less deferred loan fees	(759)	(1,013)
Total Loans	$ 365,319	$ 393,532

Bancorp's primary lending activities includes real estate loans, commercial loans which include agriculture production loans and consumer purpose loans. Most of Bancorp's business activity is with customers located within Skagit, Snohomish and Whatcom Counties.

Commercial Loans: Commercial loans, secured and unsecured, are made primarily for commercial and industrial purposes to small and medium-sized businesses including farms operating within Skagit, Snohomish and Whatcom Counties. These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes. Bancorp originates Small Business Administration (SBA) loans, including 504 and 7A loans. These loans may have short or long term maturities. Such loans include working capital advances, term loans and loans to individuals for business purposes. Term loans may involve greater risk than do short term loans because the length of time the credit is outstanding increases the probability a future event may impact identified repayment sources. Term loans are generally secured because of this potential for greater risk.

Commercial Real Estate: Commercial real estate loans consist of real estate secured loans advanced for non-owner occupied commercial real estate which includes, but is not limited to, office buildings, retail centers, multifamily and warehouses. These loans are typically term loans and are made to purchase or refinance non-owner occupied commercial real estate. Commercial real estate loans also include real estate secured raw land loans and land development loans which are made to acquire land or finance development preparatory to erecting residential or commercial structures. The primary repayment source for non-owner occupied real estate comes from the rental or lease income and the underlying cash flows generated by the occupant tenant. Risks include the tenants ability to pay rents and because the length of time the term loan is outstanding it increases the probability that future events may impact these identified repayment sources.

Land development financing usually involves the purchase of land and lot development in anticipation of further construction or sale of the property. The full value of the collateral does not exist at the time the land development loan is granted and completion of the project within specified costs and time limits results in additional risk. The primary repayment source for a land development loan is dependent on the value of the underlying real estate which is subject value variation resulting from various economic conditions.

Bancorp monitors concentrations of commercial real estate for which the cash flow from the real estate is the primary source of repayment rather than loans to a borrower for which real estate collateral is taken as a secondary source of repayment. These types of commercial real estate loans have risk profiles which are more sensitive to changes in market demand, vacancy rates, rents or changes in capitalization rates.

Other Real Estate Loans: Other real estate loans are typically made for, the purchase of or refinance of, residential real estate, real estate used for agricultural purposes including timberland, and owner-occupied real estate utilized by small to medium sized businesses and individuals for their business operations. They are typically term loans secured by the property being purchased or refinanced. Repayment comes from the cash flow of the ongoing operations and activities conducted by the party, or affiliate of the party, or individual who owns the property. Term loans involve risk because the length of time the loan is outstanding increases the probability that a future event may impact identified repayment sources or the underlying real estate collateral values may change.

Real Estate Construction: Real estate construction loans are short term loans made for the construction period required for both commercial construction projects and residential construction projects. These loans are generally secured by the real estate project being constructed.

Commercial construction loans are available for owner-occupied real estate utilized by small to medium sized businesses and individuals for their business operations and for non-owner occupied real estate. Repayment for construction loans is generally from a long term loan either provided by the Bank or another lender.

Residential construction loans may be made to builders on a speculative basis or with a prearranged sale in place. These loans also may be made to individuals for the purpose of constructing their own residence. The full value of the collateral does not exist at the time the loan is granted and the construction project must be monitored to ensure it is completed within specified costs and time frames. Because of the short term nature of these loans collateral valuation changes is less typical.

During 2006, the FDIC issued guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices". The guidance set forth two thresholds to identify institutions with Commercial Real Estate (CRE) loan concentrations. Financial institutions are deemed to have a CRE concentration if loans for construction, land development, and other land represent 100 percent or more of total capital or if loans for construction, land development, and other land and loans secured by multifamily and nonfarm nonresidential property(excluding loans secured by owner-occupied properties) represent 300 percent or more of total capital. Total reported loans for construction, land development, and raw land were 59% and 78% of total risk based capital for December 31, 2010 and 2009, respectively. Bancorp considers both ratios noted above to be within acceptable levels of concentration risk.

Consumer Loans: Bancorp makes secured and unsecured consumer loans including loans to individuals, primarily customers of Bancorp, for various purposes, including home equity loans, purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvement loans and loans for education and personal investments. The primary risk in consumer loans resides in the home equity portfolio which is secured by housing assets, the value of which has historically performed well, however, housing asset valuations are subject to economic conditions which may impact these values.

Bancorp originates both variable and fixed-rate loans. At December 31, 2010 and 2009, $157.1 million and $160.5 million of loans outstanding were variable rate loans. Loans participations sold to others totaled $3.1 million and $3.9 million as of December 31, 2010 and 2009. Bancorp does originate loans intended for sale which are carried at the lower of aggregate cost or fair value. As of December 31, 2010 and 2009, Bancorp held $78,000 and $574,000 as loans held-for-sale. Gains on sale of loans were $243,000, $238,000 and $246,000 during 2010, 2009 and 2008. The servicing rights on such loans are not retained. There were no sales of loans, other than sales of loans originated as loans held for sale during 2010, 2009 and 2008. In addition, no loans were reclassified to held-for-sale during 2010. Bancorp acquired no loans with deteriorated credit quality for 2010, and 2009. The following table is an aging analysis of past due loans as of December 31, 2010:

(dollars in thousands)

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loan Receivables	Recorded Investment > 90 Days and Accruing
Commercial	$ -	$ 50	$ 11	$ 61	$ 69,116	$ 69,177	$ -
Commercial real estate							
Raw land and land development	-	-	-	-	37,233	37,233	-
Other commercial real estate	68	-	-	68	65,448	65,516	-
Other real estate							
Residential	72	263	370	705	33,976	34,681	-
Farmland and owner occupied nonfarm nonresidential	-	187	168	355	114,936	115,291	-
Real estate construction							
Commercial	-	-	-	-	826	826	-
Residential	-	-	706	706	2,504	3,210	-
Consumer							
Home equity	-	-	36	36	23,486	23,522	-
Credit cards and other consumer	141	82	51	274	16,348	16,622	-
Total	$ 281	$ 582	$ 1,342	$ 2,205	$ 363,873	$ 366,078	$ -

At December 31, 2010, $11.0 million of Bancorp's non-accruing loans were not past due greater than 30 days.

The following is a summary of non-accrual loans as of December 31:

(dollars in thousands)	2010	2009
Commercial	$ 3,699	$ 998
Commercial real estate		
Raw land and land development	4,568	4,753
Other commercial real estate	1,135	-
Other real estate		
Residential	1,047	800
Farmland and owner occupied nonfarm nonresidential	1,209	2,637
Real estate construction		
Commercial	-	-
Residential	968	1,395
Consumer		
Home equity	105	74
Credit cards and other consumer	63	85
Total	$ 12,794	$ 10,742

The following is a summary of impaired loans as of the dates indicated:

(dollars in thousands)	December 31, 2010				
	Unpaid Principal Balance	Recorded Investment with No Related Allowance	Recorded Investment with Related Allowance	Related Allowance	Total Recorded Investment
Commercial	$ 4,245	$ 317	$ 3,382	$ 540	$ 3,699
Raw land and land development	5,880	2,285	2,283	350	4,568
Other commercial real estate	1,138	1,135	-	-	1,135
Residential	1,236	1,021	26	2	1,047
Farmland and owner occupied nonfarm nonresidential	6,409	6,286	-	-	6,286
Construction-commercial	-	-	-	-	-
Construction-residential	1,467	968	-	-	968
Consumer-home equity	109	-	105	13	105
Credit cards and other consumer	78	51	12	1	63
Total	$ 20,562	$ 12,063	$ 5,808	$ 906	$ 17,871

(dollars in thousands)	December 31, 2009				
	Unpaid Principal Balance	Recorded Investment with No Related Allowance	Recorded Investment with Related Allowance	Related Allowance	Total Recorded Investment
Commercial	$ 1,053	$ 989	$ 64	$ 22	$ 1,053
Raw land and land development	9,416	6,786	2,314	930	9,100
Other commercial real estate	1,147	-	1,147	6	1,147
Residential	3,117	2,542	467	14	3,009
Farmland and owner occupied nonfarm nonresidential	7,217	7,189	-	-	7,189
Construction-commercial	-	-	-	-	-
Construction-residential	2,970	450	2,261	203	2,711
Consumer-home equity	78	74	-	-	74
Credit cards and other consumer	109	14	71	5	85
Total	$ 25,107	$ 18,044	$ 6,324	$ 1,180	$ 24,368

(dollars in thousands)	December 31, 2010		December 31, 2009
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment
Commercial	$ 1,691	$ 4	$ 740
Raw land and land development	6,599	169	5,330
Other commercial real estate	1,074	99	946
Residential	1,659	76	1,270
Farmland and owner occupied nonfarm nonresidential	3,745	140	3,266
Construction-commercial	-	-	-
Construction-residential	1,645	44	1,436
Consumer-home equity	84	-	58
Credit cards and other consumer	80	-	79
Total	$ 16,577	$ 532	$ 13,125

Interest income collected on impaired loans was $532,000, $1.1 million, and $300,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Average balances of impaired loans were $16.6 million, $13.1 million and $3.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Additional interest income of $636,000, $514,000 and $173,000 would have been recorded for the year ended December 31, 2010, 2009 and 2008, respectively, had non-accrual loans been current in accordance with their original terms. At December 31, 2010, there were $2.2 million in unfunded commitments to lend to borrowers representing impaired and non-accruing loans. At December 31, 2010, four relationships represented seventy-three percent of total impaired loans.

Risk Rating System: An effective risk rating system provides information for use in determining the overall level of the allowance for loan loss. Accurate and timely risk rating recognition is a primary component of an effective risk rating system. Risk ratings are reviewed through various channels including the loan approval process, the loan approval and reporting process, an external loan review process and through the regulatory review process. Bancorp risk rates the commercial loan portfolio on a nine scale system and Bancorp' consumer loans are risk rated on a four scale system. Risk ratings in both scales are based on levels of risk as defined by the internal risk rating guidance within the bank's loan policy. A commercial loan's risk rating may change as risk factors change throughout the life of the loan, while with consumer loans the original risk rating assigned at loan origination remains for the life of the loan except when a consumer loan is moved to nonaccrual at which time it is risk rated a substandard loan.

For risk-rating purposes, commercial, commercial real estate, other real estate and real estate construction segments are typically graded using the commercial risk ratings. The risk ratings used for commercial loans are as follows:

Pass: This group includes four distinct risk rating categories. The lowest level of risk in the pass categories are loans that are substantially free of risk primarily because these loans are secured by deposits held at the bank to the highest level of risk category in the pass categories which have been identified as loans that have acceptable levels of risk. Loans in this last category are acceptable, but also susceptible to deterioration. Loans in this category represent the typical borrower for the Bank and are considered to be representative of the majority of borrowers in the bank's market place.

Watch: These are loans where the borrower is performing; however, some characteristics exist that require Bancorp to apply more than the usual management attention to an acceptable loan. This risk rating indicates that according to current information the borrower has the capacity to perform according to the terms of the loan documents; however some level of uncertainty exists. This is typically a temporary risk rating with the identified characteristics that caused this Watch risk rating likely to be clearer in the near term.

Special Mention:-These loans have potential weaknesses that deserve management's close attention. If not checked or left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects by the borrower or in Bancorp's credit position at some future date. Special mention loans have potential weaknesses caused by characteristics which corrective actions could remedy. These characteristics include, but are not limited to, loans not performing as originally structured due to economic events or industry conditions. While potentially weak, these borrowers are currently marginally acceptable; no loss of principal or interest is envisioned. Special mention loans do not expose Bancorp to sufficient risk to warrant an adverse classification to substandard.

Substandard: These loans have a well defined weakness that jeopardizes the orderly liquidation of the loan and are inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged, if any. Normal repayment from the borrower is in jeopardy, although no loss is envisioned at this time. Substandard commercial loans are characterized by the distinct possibility that the Bank will sustain some loss if the identified weaknesses are not corrected. Loss potential, while existing in the aggregate amount of all substandard commercial loans, does not have to exist in an individual loan risk rated substandard.

The four risk ratings for consumer loans are as follows:

Risk Ratings A-D: Consumer loan risk rating categories are based on two factors; charge off expectation and bankruptcy expectation. The Bank utilizes a credit reporting agency to provide scores for charge off expectation and bankruptcy expectation for each consumer borrower at loan origination. The loan is then assigned a risk rating, with the lowest level of risk (A) to the highest level of risk (D).

No Rating: This category includes small performing commercial loans that were originated prior to the Bank's implementation of the current risk rating system and consumer credit cards. Each consumer credit card is risk rated at loan origination based on the consumer loan risk rating categories, however Bancorp outsources the processing and servicing of its credit card portfolio and their system does not provide for credit card portfolio risk rating identification. Bancorp believes the risk rating mix for credit cards is similar to the risk rating mix for its consumer loan portfolio.

Two additional risk ratings are available for both consumer and commercial loans:

Doubtful: These loans have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, highly questionable or improbable. A doubtful classification may be appropriate in cases where significant risk exposures are perceived, but loss cannot be determined because of specific reasonable factors which may strengthen the credit in the near term.

Loss: These loans have balances in excess of the calculated current fair value which are considered uncollectible. There is little or no prospect for near term improvement and no realistic strengthening action of significance pending.

The following tables present Bancorp's risk rating loan balances by class as of December 31, 2010:

(dollars in thousands)

	Commercial Credit Indicator					
	Pass	Watch	Special Mention	Substandard	Non-Rated	Total
Commercial	$ 54,940	$ 6,744	$ 1,136	$ 6,352	$ 5	$ 69,177
Commercial real estate						
Raw land and land development	23,174	800	2,029	10,599	47	36,649
Other commercial real estate	57,342	358	5,548	2,253	15	65,516
Other real estate						
Residential	17,091	452	559	1,952	505	20,559
Farmland and owner occupied nonfarm nonresidential	88,266	8,263	4,426	13,756	320	115,031
Real estate construction						
Commercial	498	-	-	328	-	826
Residential	1,741	-	-	968	-	2,709
Consumer						
Home equity	1,367	-	500	245	-	2,112
Credit cards and other consumer	-	-	-	63	-	63
Total	$ 244,419	$ 16,617	$ 14,198	$ 36,516	$ 892	$ 312,642

	Consumer Credit Indicator					
	A	B	C	D	Non-Rated	Total
Commercial	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate						
Raw land and land development	164	326	94	-	-	584
Other commercial real estate	-	-	-	-	-	-
Other real estate						
Residential	9,715	2,485	1,129	793	-	14,122
Farmland and owner occupied nonfarm nonresidential	260	-	-	-	-	260
Real estate construction						
Commercial	-	-	-	-	-	-
Residential	215	155	-	131	-	501
Consumer						
Home equity	16,195	2,677	1,537	949	52	21,410
Credit cards and other consumer	7,586	1,663	754	581	5,975	16,559
Total	$ 34,135	$ 7,306	$ 3,514	$ 2,454	$ 6,027	$ 53,436

NOTE 4 –ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents management's best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors. The allowance for possible loan losses include allowance allocations in accordance with Accounting Standards Codification (ASC) Topic 310, Receivables and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. Bancorp's process is designed to account for credit deterioration as it occurs. The allowance is based upon Bancorp's evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and estimated value of any underlying collateral. These evaluations are inherently subjective and it requires management to make numerous assumptions, estimates and judgments that are susceptible to significant revision as more information becomes available.

While Bancorp believes that it uses the best information available to determine the allowance for loan losses and that our processes adequately address the various components that could potentially result in credit losses, the processes and the various components include features that may be susceptible to significant change. There are numerous components that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require Bancorp to make qualitative judgments. Unforeseen market conditions and unfavorable differences between the actual outcome of credit-related events and our estimates and projections could require an additional provision for credit losses, which would negatively impact Bancorp's results of operations in future periods. Also, growth of the loan portfolio and a further decline in the performance of the economy, in general, or a further decline in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows which may require additional provisions to our allowance for loan losses. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp's control. Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses. The allowance consists of specific, general and unallocated components.

Specific Valuation Allowance: A specific valuation allowance is established based on a review of impaired loans for specific weaknesses, impairment and loss exposure. A loan is considered impaired when management determines that it is probable that Bancorp will be unable to collect all contractual amounts of principal and interest as scheduled in the loan agreement. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The assessment for impairment occurs when and while loans are designated as substandard per Bancorp's internal risk rating system or when and while such loans are on non-accrual. Substandard or non-accrual loans with an outstanding balance of $250,000 are reviewed for impairment and are analyzed individually on a quarterly basis. Smaller balance loans, including commercial loans under the threshold or consumer and credit card loans, are grouped with other loans in its product type and risk grade category for reserve purposes. In general, the specific allocation for a loan is equal to the impairment measured by ASC 310. If the loan is collateral dependent, a specific reserve is established when the value of the loan collateral is less than Bancorp's recorded investment in the loan. If the loan is not collateral dependent, a specific allocation is established when the discounted cash flow is less than Bancorp's recorded investment in the loan.

General Allowance: The general allowance is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions. Bancorp's loan portfolio is broken into different loan types and different risk ratings. For real estate and commercial loans, Bancorp uses historical loss experience factors by loan category, adjusted for changes in trends and conditions, to help determine an indicated allowance for each category based on individual risk ratings. In addition, other factors are considered in the analysis including volumes and trends of delinquencies, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans, and expected losses on loans secured by real estate, new policies, economic conditions, concentrations of credit risk, management's judgment about risks inherent in the portfolio and the experience and abilities of lending personnel are also taken into consideration. Historical loss rates for commercial and real estate types loans are established by examining historical charge-off data for each pool of loans, typically over the last 5 years (although the period may be shortened based on current and expected trends and conditions). Bancorp's process is designed to account for credit deterioration as it occurs. Loss factor rates for consumer loans are based on West Coast consumer loan loss statistics from Equifax and the loss factors for Credit Cards are based on Federal Reserve Statistical loss rates.

Unallocated General Allowance: An unallocated general allowances is established based on an additional review of the adequacy of the allowance on the loan portfolio in its entirety, as well as our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and concentration risks. The unallocated allowance also provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

The following is an analysis of the changes in the allowance for loan losses as of December 31, 2010 and 2009:

(dollars in thousands)

Allowance for loan losses:

December 31, 2010

	Commercial	Commercial Real Estate	Other Real Estate	Real Estate Construction	Consumer	Unallocated	Total
Balance, beginning of year	$ 1,457	$ 2,287	$ 1,156	$ 328	$ 924	$ 731	$ 6,883
Loans charged off	(635)	(55)	(340)	(239)	(385)	-	(1,654)
Recoveries	55	-	7	-	88	-	150
Provision (benefit)	617	332	577	(22)	228	(32)	1,700
Balance, end of year	$ 1,494	$ 2,564	$ 1,400	$ 67	$ 855	$ 699	$ 7,079
Ending balance: individually evaluated for impairment	$ 540	$ 350	$ 2	$ -	$ 14	$ -	$ 906
Ending balance: collectively evaluated for impairment	$ 954	$ 2,214	$ 1,398	$ 67	$ 841	$ 699	$ 6,173
Loans Receivables:							
Ending balance	$ 69,177	$ 102,749	$ 149,972	$ 4,036	$ 40,144		$ 366,078
Ending balance: individually evaluated for impairment	$ 3,699	$ 5,703	$ 7,333	$ 968	$ 168		$ 17,871
Ending balance: collectively evaluated for impairment	$ 65,478	$ 97,046	$ 142,639	$ 3,068	$ 39,976		$ 348,207

(dollars in thousands)

Allowance for loan losses:

December 31, 2009

	Commercial	Commercial Real Estate	Other Real Estate	Real Estate Construction	Consumer	Unallocated	Total
Balance, beginning of year	$ 1,683	$ 1,218	$ 951	$ 291	$ 590	$ 717	$ 5,450
Loans charged off	(317)	(1,367)	(155)	(284)	(474)	-	(2,597)
Recoveries	90	-	207	-	138	-	435
Provision (benefit)	1	2,436	153	321	670	14	3,595
Balance, end of year	$ 1,457	$ 2,287	$ 1,156	$ 328	$ 924	$ 731	$ 6,883
Ending balance: individually evaluated for impairment	$ 22	$ 936	$ 14	$ 203	$ 5	$ -	$ 1,180
Ending balance: collectively evaluated for impairment	$ 1,435	$ 1,351	$ 1,142	$ 125	$ 919	$ 731	$ 5,703
Loans Receivables:							
Ending balance	$ 76,858	$ 102,375	$ 159,524	$ 14,636	$ 41,152		$ 394,545
Ending balance: individually evaluated for impairment	$ 1,053	$ 10,247	$ 10,198	$ 2,711	$ 159		$ 24,368
Ending balance: collectively evaluated for impairment	$ 75,805	$ 92,128	$ 149,326	$ 11,925	$ 40,993		$ 370,177

The following is an analysis of the changes in the allowance for loan losses as of December 31, 2008:

(dollars in thousands)	2008
Balance, beginning of year	$ 4,535
Provision for loan losses	2,080
Loans charged off	(1,612)
Recoveries on loans previously charged off	447
Balance, end of year	$ 5,450

NOTE 5 – BANK PREMISES AND EQUIPMENT

The major classifications of bank premises and equipment are as follows:

(dollars in thousands)	2010	2009
Land	$ 3,980	$ 3,820
Buildings and leasehold improvements	10,582	10,311
Furniture, fixtures and equipment	5,233	5,039
	19,795	19,170
Less accumulated depreciation	(9,023)	(8,226)
Total bank premises and equipment	$ 10,772	$ 10,944

Depreciation expense on premises and equipment was $824,000 in 2010, $831,000 in 2009 and $884,000 in 2008.

NOTE 6 – DEPOSITS

The major classifications of deposits and the total remaining maturities for time deposits at December 31 are as follows:

(dollars in thousands)	2010	2009
Non-interest-bearing demand	$ 79,099	$ 73,839
Interest-bearing demand	109,085	101,504
Money market deposit accounts	87,289	77,288
Savings	100,068	86,370
Subtotal	$ 375,541	$ 339,001
Time Deposits		
Due within one year	$ 173,438	$ 158,885
After one year but within two years	37,845	39,680
After two years but within three years	2,822	7,065
After three years but within four years	397	287
After four years but within five years	238	307
After five years	600	211
Total time deposits	$ 215,340	$ 206,435
Total deposits	$ 590,881	$ 545,436

Certificates of deposit, greater than or equal to $100,000 included in the above amounts, totaled $116.7 million and $114.9 million at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, $244,000 and $152,000 in deposit overdrafts were reclassified as loans outstanding. At December 31, 2010 and 2009, brokered time deposits totaled $19.5 million and $24.0 million, respectively.

NOTE 7 – OTHER BORROWINGS

The Bancorp's primary source of other borrowings include securities sold under agreement to repurchase, federal funds purchased from correspondent banks, and discount window borrowings from the Federal Reserve Bank of San Francisco. The following table details Bancorp's other borrowings as of December 31:

(dollars in thousands)	2010	2009
Balance outstanding at end of year	$ 34,118	$ 38,128
Weighted average interest rate at year end	0.85%	0.94%
Maximum month-end balance during the year	$ 45,731	$ 38,128
Average monthly balance during the year	$ 38,516	$ 18,065
Weighted average interest rate during the year	0.88%	1.68%
Carrying value of collateral for repurchase agreements	$ 45,476	$ 41,103

Bancorp offers repurchase agreements to its customers. The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FNMA, FFCB and FHLMC securities under agreements to repurchase. The securities underlying the agreements are held by a safekeeping agent. As of December 31, 2010, securities sold under agreements to repurchase were $34.1 million with variable interest rates between 0.40% to 2.00%. All are scheduled to mature during 2011.

Bancorp has the capacity to borrow funds from the Federal Reserve Bank. As of December 31, 2010, Bancorp held investment securities at the Federal Reserve with a market value of $35.0 million as collateral for discount window borrowings. Bancorp also has federal funds credit lines at other financial institutions which are subject to the financial institution's availability of funds and Bancorp's financial position. There were no outstanding borrowings under these lines as of December 31, 2010 and 2009.

NOTE 8 – INCOME TAXES

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2010		2009		2008	
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision at statutory rate	$ 2,257	34.0%	$ 1,140	34.0%	$ 2,120	34.0%
Effect of non-taxable interest income	(373)	(5.6)	(385)	(11.5)	(411)	(6.6)
Non-deductible expenses	425	6.4	440	13.1	452	7.3
Tax credits	(1,190)	(17.9)	(1,219)	(36.4)	(1,224)	(19.6)
Other	56	0.8	69	2.1	61	0.9
Total income taxes	$ 1,175	17.7%	$ 45	1.3%	$ 998	16.0%

The tax credits noted in the preceding table are from Bancorp's investment in Qualified Zone Academy Bonds. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond. The tax credits become available one year after the bond is issued and each successive one year period thereafter until maturity. At December 31, 2010 and 2009, Bancorp had $20.7 million in Qualified Zone Academy Bonds. At December 31, 2010 Qualified Zone Academy Bonds had maturity dates ranging from approximately less than a year to 12 years. The tax credits earned were $1.2 million for each of the last three years ended 2010, 2009 and 2008, respectively.

The following table shows the nature and components of Bancorp's net deferred tax asset as of December 31:

(dollars in thousands)	2010	2009
Deferred Tax Assets		
Allowance for loan losses	$ 2,407	$ 2,340
Unrealized loss on securities available-for-sale	-	-
Other deferred tax assets	387	241
Other accrued expenses	112	109
Other real estate owned	484	386
Total deferred assets	3,390	3,076
Deferred Tax Liabilities		
Deferred loan fees for tax purposes in excess of amounts deferred for financial reporting	(38)	(50)
Investment securities	(37)	(33)
Premises and equipment	(151)	(225)
Unrealized gain on securities available-for-sale	(844)	(965)
Other	(50)	(49)
Total deferred liabilities	(1,120)	(1,322)
Net deferred tax asset	$ 2,270	$ 1,754

As of December 31, 2010, a valuation allowance against deferred tax assets has not been established as it is more likely than not, based on Bancorp's historical performance, that these deferred tax assets will be realized. Our policy is to recognized interest and penalties on unrecognized tax benefits in provision for income taxes. There were no amounts related to interest and penalties recognized for the years ended December 31 2010, 2009 and 2008. The tax years subject to examination by federal taxing authorities are for the years ending December 31, 2009, 2008 and 2007.

NOTE 9 – EMPLOYEE BENEFIT PLANS

401(k) Plan: Bancorp has a 401(k) plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. Bancorp matches 100% of each eligible employee's elected contributions, up to a maximum of 4% of the employee's annual eligible compensation. At the discretion of the Board of Directors, Bancorp also makes an annual discretionary profit sharing contribution of 2%, which is allocated to eligible employees based upon annual eligible compensation. All employee contributions vest immediately and employer contributions vest over a 6 year period. Employees have the option of investing contributions among selected mutual funds. During years ended December 31, 2010, 2009 and 2008, Bancorp contributed approximately $370,000, $384,000 and $355,000, respectively, to the 401(k) plan.

Incentive Stock Plan: Bancorp has one share-based payment plan, which is shareholder approved, and permits the grant of share-based awards to its employees and directors up to 100,000 shares. The plan addresses stock options, restricted stock awards and other stock based compensation awards. This plan is primarily designed to recognize, motivate, reward and retain eligible employees and to better align the interest of Bancorp's employees with those of its shareholders.

No options or awards were granted in 2010. During 2009, Bancorp granted options and in 2008 granted both options and restricted stocks awards. It is the Bancorp's policy to issue new shares of common stock for options and restricted stock awards. Total equity compensation expense was $238,000 in 2010, $256,000 in 2009 and $199,000 in 2008. In 2009, cash received from the exercise of options and restricted stock awards totaled $4,000 and in 2010 and 2008, no options were exercised. There was no tax benefit realized on stock options and restricted stock awards in 2010, 2009 and 2008.

Stock Options: No stock options were awarded in 2010. All options granted during 2009 were Incentive Stock Options and were granted at a price equal to the market value of the stock on the grant date, have a term of 10 years and vest over a five year period. Bancorp measures the fair value of each stock option at the date of the grant, using the Black Scholes option valuation model. The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The fair value of all options is amortized on a straight-line basis over the vesting periods. Estimated forfeitures will be evaluated in subsequent periods and may change based on new facts and circumstances. Assumptions used in arriving at the fair value of options granted are presented in the following table.

	2009	2008
Expected price volatility	18.41%	16.14%
Risk-free interest rate	2.05%	3.37%
Dividend yield on underlying stock	2.30%	2.38%
Weighted-average expected life in years	7.00	7.00
Weighted-average grant date fair value	30.78	31.84

The volatility factor is based on historical stock prices over the most recent period commensurate with the estimated expected life of the award. The risk-free interest rate is based on the U.S. Treasury curve in effect at the time of the award. As Bancorp does not have a long history of stock options, an average or mid-point based on the vesting term and the expiration term was used in determining the weighted average expected life on options granted to employees. The expected dividend yield is based on dividend trends and the market value of the Bancorp's stock price at the time of the award.

The following table summarizes the activity related to options outstanding at December 31, 2010. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

(dollars in thousands except share and per share amounts)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	28,761	$ 179.40	7.58	$ -
Granted	-			
Exercised	-			
Forfeited	775	161.00		
Outstanding at December 31, 2010	27,986	$ 179.91	6.60	$ -
Exercisable at December 31, 2010	14,083	$ 171.90	5.84	$ -

The unrecognized share-based compensation cost relating to stock option expense at December 31, 2010 was $333,000 which will be recognized over the remaining vesting schedule of the options. The total intrinsic value of options exercised during the twelve months ended December 31, 2010, 2009 and 2008 was $0, $1,000 and $0. The total fair value of shares vested during the year ended December 31, 2010, 2009, and 2008 was $857,000, $676,000 and $532,000.

A summary of the status of Bancorp's non-vested stock options as of December 31, 2010, and activity during the year ended December 31, 2010, is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2010	19,820	$ 31.67
Awarded	-	
Vested	5,608	32.05
Forfeited	310	35.07
Nonvested at December 31, 2010	13,902	$ 31.45

Stock Awards: Recipients of restricted stock awards do not pay any cash consideration to Bancorp for the shares and receive all dividends with respect to all such shares, whether or not shares have vested. The awards vest over a five year period. Bancorp measures the fair value of each stock award at the date of the grant and recognizes compensation based on the market price of Bancorp's common stock. The unrecognized share-based compensation cost relating to restricted stock awards expense at December 31, 2010 was $127,000, which will be recognized over the remaining years of the original five year vesting period of the awards. The weighted average grant date fair value of restricted stock awards granted during 2008 was $189.00. No awards were granted during 2010 or 2009. The total intrinsic value of stock awards exercised and the total fair value of shares vested during the year ended December 31, 2010, 2009 and 2008 was $72,000, $112,000 and $62,000.

The following table summarizes the activity relating to restricted stock awards outstanding at December 31, 2010. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

(dollars in thousands except share and per share amounts)

	Shares	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	1,564	2.80	$ 235
Granted	-	-	-
Vested	472	-	72
Forfeited	123		
Outstanding at December 31, 2010	969	1.90	$ 145

NOTE 10 – COMMITMENTS

Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, provide funds under existing lines of credit, standby letters of credit and municipal warrants. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to originate loans or provide funds under existing lines of credit or to fund municipal warrants are agreements to lend to a customer as long as there is no violation of conditions established in the loan documents. Commitments generally have fixed expiration dates or other termination clauses. Total commitment amounts may not necessarily represent future cash-flow requirements. Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Commercial and standby letters of credit are granted primarily to commercial borrowers and are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp has not incurred any losses on its letter of credit commitments in 2010, 2009 or 2008.

The following table represents the off-balance sheet commitments with their remaining terms as of December 31, 2010: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$ 66,920	$ 32,064	$ 6,967	$ 11,350	$ 16,539
Credit card arrangements	11,418	11,418	-	-	-
Commitments to fund municipal warrants	3,138	2,229	500	211	198
Standby letters of credit	1,785	643	923	184	35

NOTE 11 –FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures regarding the fair value of financial asset and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are required disclosures. The estimated fair values have been determined by Bancorp using available market information and appropriate valuation methodologies and considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In that regard, the fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement on the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Bancorp.

Cash, Due From Banks, Federal Funds Sold, Other Borrowings and Accrued Interest Receivable and Payable –The carrying amount of these financial assets and liabilities approximates fair value.

Investment Securities – The securities classified as available for sale are reported at fair value utilizing quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means. The fair values for held-to-maturity securities including fixed rate warrants and qualified zone academy bonds are estimated using discounted cash flow analysis using interest rates currently being offered for warrants of similar terms or the current qualified zone academy bond interest rates.

Loans – The fair value of loans is estimated by discounting anticipated future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality as of the balance sheet date. An overall liquidity discount was also used for 2010 and 2009 to reflect the decline of loan sales in the marketplace. Collateral dependent impaired loans were not subjected to discounted cash flow analysis as they are already considered to be held at fair value.

Deposits – The fair values disclosed for demand, savings, and money market accounts are equal to their carrying amounts. The fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Off-Balance-Sheet Instruments – Commitments to extend credit and standby letters of credit represent the principal categories of off-balance financial instruments. The fair value of these instruments is not considered material since they are for relatively short periods of time and are subject to customary credit terms, which would not include terms that would expose Bancorp to significant gains or losses.

The carrying amounts and estimated fair values of Bancorp's financial instruments at December 31, 2010 and 2009 are as follows:

	2010		2009	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	$ 10,461	$ 10,461	$ 14,441	$ 14,441
Federal funds sold	80,413	80,413	62,531	62,531
Investment securities	219,338	219,833	158,859	159,122
Net loans	358,240	338,704	386,649	361,780
Accrued interest receivable	2,521	2,521	2,531	2,531
Financial Liabilities				
Demand and savings deposits	375,541	375,541	339,001	339,001
Time deposits	215,340	216,736	206,435	208,142
Other borrowings	34,118	34,118	38,128	38,128
Accrued interest payable	234	234	366	366

NOTE 12 –FAIR VALUE MEASUREMENTS

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed below. The methodologies for other financial assets and liabilities are discussed above. ASC 820 establishes a hierarchy that prioritizes the use of fair value inputs used in the valuation methodologies into the following three levels:

Level 1 – Quoted prices for identical instruments in active markets that Bancorp has the ability to access at the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Significant unobservable inputs that reflect the Bancorp's own assumption about the assumptions that market participants would use in pricing an asset or liability.

In general, Bancorp determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available. The valuation techniques used are based on observable and unobservable inputs. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes Bancorp's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions used to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There were no transfers between levels during 2010.

Investment Securities Available for Sale – Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, Bancorp obtains fair value measurements from an independent pricing service. The fair value measurements includes considerable observable data that may include dealer quotes, market spreads, cash flows, the treasury yield curve, yield/spread relationships, consensus prepayment rates, and the bonds terms and conditions, among other things.

Impaired Loans – The recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan, the observable fair market value of the loan or the estimated fair value of the loan's collateral.

Other Real Estate Owned – Other real estate owned includes properties acquired through foreclosure and other properties owned but no longer used for banking purposes. These properties are recorded at the lower of the recorded amount of the loan, or estimated fair value less estimated costs to sell based on periodic evaluations using Level 3 inputs. Valuation of the property occurs when it is foreclosed upon and annually thereafter. Write-downs arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Subsequent write-downs after acquisition, identified through management's periodic valuations, are written down through non-interest expenses.

The table below shows assets measured at fair value on a recurring basis as of the dates indicated.

(dollars in thousands)

Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Available-for-sale securities				
U.S. Treasury and government agencies	$ 85,775	$ -	$ 85,775	$ -
Residential mortgage-backed securities and collateralized mortgage obligations	86,431	-	86,431	-
State and political subdivisions	8,765	-	8,765	-
Total	$ 180,971	$ -	$ 180,971	$ -
December 31, 2009				
Available-for-sale securities				
U.S. government agencies	$ 39,840	$ -	$ 39,840	$ -
Residential mortgage-backed-securities	68,996	-	68,996	$ -
State and political subdivisions	9,725	-	9,725	$ -
Total	$ 118,561	$ -	$ 118,561	$ -

The table below shows assets measured at fair value on a non-recurring basis as of the dates indicated.

(dollars in thousands)

Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains/(Losses) for the Twelve Months Ended
December 31, 2010					
Impaired loans					
Commercial	$ 3,159	$ -	$ -	$ 3,159	$ (1,065)
Commercial real estate	5,353	-	-	5,353	578
Other real estate	7,331	-	-	7,331	(241)
Real estate construction	969	-	-	969	(114)
Consumer	153	-	-	153	(29)
Other real estate owned	5,813	-	-	5,813	(473)
Total	$ 22,778	$ -	$ -	$ 22,778	$ (1,344)
December 31, 2009					
Impaired loans	$ 23,188	$ -	$ -	$ 23,188	(2,914)
Other real estate owned	6,284	-	-	6,284	(1,167)
Total	$ 29,472	$ -	$ -	$ 29,472	$ (4,081)

Gains and losses on impaired loans in the table above are the result of charge-offs and/or changes to specific valuation allowances recorded to the allowance for loan losses for the period specified.

Gains and losses on other real estate owned in the table above are the result of write-downs which are charged against earnings for the period specified.

NOTE 13 – RELATED PARTY TRANSACTIONS

Loans to directors, executive officers, principal stockholders of Bancorp and their affiliates are subject to regulatory limitations. In the opinion of management, related party loans and deposits are transacted as part of Bancorp's normal course of business, and are not subject to preferential terms or conditions. At December 31, 2010 and 2009, loans outstanding to directors and executive officers were $11.6 million and $16.9 million, respectively. During 2010, advances or new loans totaled $9.2 million and repayments totaled $14.5 million. During 2010 and 2009, there were no loans to related parties that were considered to be classified or impaired. Deposits from related parties totaled $17.3 million and $16.2 million at December 31, 2010 and 2009, respectively.

NOTE 14 – STOCKHOLDERS' EQUITY AND REGULATORY MATTERS

Skagit State Bancorp and Skagit State Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bancorp's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, specific capital adequacy guidelines, that involve quantitative measures of Bancorp's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices, must be met. The capital classifications are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures, established by regulation to ensure capital adequacy, require maintenance of minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital to risk weighted assets (as defined in the regulations), and of Tier I capital to average assets. As of the most recent notification from the Bank's primary regulator, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2010, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were "well-capitalized" pursuant to such regulations. There are no conditions or events since that notification that management believes have changed the Bank's category. Payments of dividends are subject to federal regulatory requirements and cash dividends paid by Skagit State Bank to Skagit State Bancorp, Inc. are subject to both federal and state regulatory requirements.

The following table sets forth the amounts and ratios regarding actual and minimum regulatory capital requirements, together with the amounts and ratios required to meet the definition of a "well-capitalized" institution.

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Minimum Ratio	Amount	Ratio
As of December 31, 2010						
Total Capital						
(to Risk-Weighted Assets)						
Skagit State Bank	$ 69,658	15.75%	$ 35,378 ≥	8.00%	$ 44,222 ≥	10.00%
Skagit State Bancorp, Inc.	$ 69,882	15.80%	$ 35,389 ≥	8.00%	$ 44,237 ≥	10.00%
Tier I Capital						
(to Risk-Weighted Assets)						
Skagit State Bank	$ 64,111	14.50%	$ 17,689 ≥	4.00%	$ 26,533 ≥	6.00%
Skagit State Bancorp, Inc.	$ 64,333	14.54%	$ 17,695 ≥	4.00%	$ 26,542 ≥	6.00%
Tier I Capital						
(to Average Assets)						
Skagit State Bank	$ 64,111	9.27%	$ 27,673 ≥	4.00%	$ 34,592 ≥	5.00%
Skagit State Bancorp, Inc.	$ 64,333	9.30%	$ 27,673 ≥	4.00%	$ 34,592 ≥	5.00%
As of December 31, 2009						
Total Capital						
(to Risk-Weighted Assets)						
Skagit State Bank	$ 66,563	14.39%	$ 37,002 ≥	8.00%	$ 46,252 ≥	10.00%
Skagit State Bancorp, Inc.	$ 66,783	14.43%	$ 37,021 ≥	8.00%	$ 46,276 ≥	10.00%
Tier I Capital						
(to Risk-Weighted Assets)						
Skagit State Bank	$ 60,768	13.14%	$ 18,501 ≥	4.00%	$ 27,751 ≥	6.00%
Skagit State Bancorp, Inc.	$ 60,985	13.18%	$ 18,510 ≥	4.00%	$ 27,765 ≥	6.00%
Tier I Capital						
(to Average Assets)						
Skagit State Bank	$ 60,768	9.74%	$ 24,959 ≥	4.00%	$ 31,199 ≥	5.00%
Skagit State Bancorp, Inc.	$ 60,985	9.77%	$ 24,959 ≥	4.00%	$ 31,199 ≥	5.00%

NOTE 15 – CONTINGENCIES

From time to time, Bancorp may become a plaintiff and/or defendant in certain claims and legal actions arising in the ordinary course of commercial banking involving real estate lending transactions and other ordinary routine litigation incidental to the business of Bancorp. Bancorp is not currently a party to any pending legal proceedings that Bancorp believes would have a material adverse effect on the financial condition or results of operations of Bancorp.

NOTE 16 – EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended:

(dollars in thousands except share and per share amounts)	2010	2009	2008
Numerator:			
Net income	$ 5,464	$ 3,307	$ 5,238
Denominator:			
Denominator for basic earnings per share - Weighted average shares outstanding	587,178	586,623	606,018
Effect of dilutive securities: Stock options and restricted stock grants	1,256	3,690	4,856
Denominator for diluted earnings per share - Weighted average shares outstanding	588,434	590,313	610,874
Basic earnings per share	$ 9.31	$ 5.64	$ 8.64
Diluted earnings per share	$ 9.29	$ 5.60	$ 8.57
Potentially dilutive securities that were not included in the computation of diluted EPS because to do so would be anti-dilutive	22,792	8,323	-

NOTE 17 – PARENT COMPANY (ONLY) FINANCIAL INFORMATION

The following table presents the condensed financial statements for Skagit State Bancorp, Inc. (parent company only) at December 31, 2010 and 2009:

Condensed Balance Sheet

December 31,	2010	2009
Assets		
Cash and due from banks	$ 93	$ 19
Other assets	144	233
Investment in subsidiaries	65,750	62,640
Total Assets	$ 65,987	$ 62,892
Liabilities		
Other liabilities	$ 15	$ 35
Stockholders' equity		
Common stock	12,541	12,303
Accumulated other comprehensive income, net of tax	1,639	1,872
Retained earnings	51,792	48,682
Total stockholders' equity	65,972	62,857
Total Liabilities and Stockholders' Equity	$ 65,987	$ 62,892

Condensed Statement of Income

Year Ended December 31,	2010	2009
Non-interest expense	$ 286	$ 328
Loss before income tax benefit and equity in undistributed income of subsidiaries	(286)	(328)
Income tax benefit	91	91
Loss before equity in undistributed income of subsidiaries	(195)	(237)
Undistributed income of subsidiaries	3,105	1,185
Dividend income from Bank	2,554	2,359
Net Income	$ 5,464	$ 3,307

Condensed Statement of Cash Flows

Year Ended December 31,	2010	2009
Cash Flows from Operating Activities:		
Net Income	$ 5,464	$ 3,307
Adjustments to reconcile net income to net cash flows from operating activities:		
Equity in undistributed (earnings) losses of subsidiaries	(3,105)	(1,185)
Other assets	89	(91)
Other liabilities	(20)	35
Net cash flows from operating activities	2,428	2,066
Cash Flows from Financing Activities:		
Amount paid for redemption of common stock	-	-
Cash dividends paid to stockholders	(2,354)	(2,059)
Proceeds for exercise of stock options	-	4
Net cash flows from financing activities	(2,354)	(2,055)
Cash and due from banks, beginning of year	19	8
Cash and due from banks, end of year	$ 93	$ 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is intended to assist in understanding the financial condition and results of operations of Bancorp. The purpose of this discussion is to focus on significant factors concerning Skagit State Bancorp's financial condition and results of operation. This discussion should be read in conjunction with the financial statements and the accompanying notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Bancorp's financial statements are based upon the selection and application of significant accounting policies which by their nature are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Bancorp considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on Bancorp's financial statements. Management has identified specific accounting policies that due to judgments, estimates and assumptions and economic assumptions which may prove inaccurate or are subject to variation that may significantly affect our reported results of operations and financial positions for the periods presented or in future periods. These policies relate to the determination of the allowance for loan losses, deferred income taxes and the valuation of real estate owned and investment securities. This discussion should be read in conjunction with Note 1 to the Consolidated Financial Statements.

Allowance for Loan Losses: The allowance for loan losses represents management's best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors. In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance, in accordance with Accounting Standards Codification (ASC) Topic 310, "Receivables", which is based on a review of substandard or non-accrual loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance calculated in accordance with ASC Topic 450, "Contingencies", which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions. The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

While Bancorp believes that it uses the best information available to determine the allowance for loan losses and that our processes adequately address the various components that could potentially result in credit losses, the processes and the various components include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates and projections could require an additional provision for credit losses, which would negatively impact Bancorp's results of operations in future periods. Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses. Also, growth of the loan portfolio and a further decline in the performance of the economy, in general, or a further decline in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows which may require additional provisions to our allowance for loan losses. For more detail on the Allowance for Loan Losses see Note 4 of the Consolidated Financial Statements and the section captioned "Allowance for Loan Losses" in the Management's Discussion and Analysis.

Other Real Estate Owned: Other real estate owned includes properties acquired through foreclosure and other properties owned but no longer used for banking purposes. These properties are recorded at the lower of the recorded amount of the loan, or estimated fair value less estimated costs to sell based on periodic evaluations using Level 3 inputs. Valuation of the property occurs when it is foreclosed upon and annually thereafter. Write-downs arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Subsequent write-downs after acquisition, identified through management's periodic valuations, are written down through non-interest expenses. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

Investment Securities: Investments with fair values that are less than amortized cost are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed rate investments, from rising interest rates.

For any security in an unrealized loss position, management assesses whether the security is other-than–temporarily impaired. In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair values has been less than cost, the financial condition and near-terms prospects of the issuer, and the intent and ability of Bancorp to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in costs. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting Bancorp's financial position, results of operations and cash flows. If the estimated value of investments is less than the cost or amortized cost, Bancorp evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.

Deferred Income Taxes: Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between Bancorp's financial statements and its tax returns. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The calculation of the provision for federal income taxes is complex and requires estimates and significant judgments in arriving at the amount of tax benefits to be recognized in the financial statements for a specific period. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Annually, Bancorp reviews its uncertain tax positions annually and evaluates these deferred tax assets to determine if those tax benefits are expected to be realized in future periods. This evaluation includes reviewing the evidence currently available, both positive and negative, including existence of taxes paid in available carry-back years, forecasts of future income, cumulative losses, applicable tax planning strategies and assessments of the current and future economic and business conditions. To the extent a deferred tax asset is no longer considered "more likely than not" to be realized, a deferred tax valuation allowance is established. This valuation allowance reduces deferred tax assets to the amount expected to be realized.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about management's plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "should," "projects," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Bancorp's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this Annual Report and Form 10-K, or the documents incorporated by reference:

- the risks associated with lending and potential adverse changes in the credit quality of loans in our portfolio, including as a result of declines in the housing and real estate markets in our market areas;
- increased loan delinquency rates;
- the risks presented by a continued economic downturn, which could adversely affect credit quality, loan collateral values, investment values, liquidity levels, and loan originations;
- changes in market interest rates, which could adversely affect our net interest income and profitability;
- legislative or regulatory changes that adversely affect our business or our ability to complete pending or prospective future acquisitions;
- reduced demand for banking products and services;
- competition from other financial services companies in our markets; and
- Bancorp's success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Risk Factors in Item 1A. Please take into account that forward-looking statements speak only as of the date of this Annual Report on Form 10-K or documents incorporated by reference. Bancorp does not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that actual results are likely to differ materially from these expressed in such forward looking statement.

BUSINESS

Skagit State Bancorp, Inc. is a bank holding company with one wholly owned subsidiary - Skagit State Bank (collectively, "Company" or "Bancorp"). Skagit State Bank began operations in 1958 and is headquartered in Burlington (Skagit County), Washington. The Bank provides a full range of banking services and products to both businesses and individuals through 12 full service banking offices located in Skagit, Snohomish and Whatcom counties.

2010 OVERVIEW

Net income increased to $5.5 million for 2010 compared to $3.3 million in 2009. The increase in net income was primarily due to decreased provisions for loan losses and provisions for other real estate losses, decreased interest expense and decreased FDIC insurance premiums which were partially offset by decreases in interest income.

Provision for loan losses decreased to $1.7 million in 2010 compared to $3.6 million in 2009 and $2.1 million in 2008. 2010 provisions exceeded net-charge-offs by $196,000 and as a result of this, as well as a reduced loan portfolio, the allowance for loan losses to net loans ratio increased to 1.98 percent at December 31, 2010 compared to 1.78% at December 31, 2009 and 1.38% at December 31, 2008. Non-performing assets increased to $18.6 million at December 31, 2010 compared to $17.0 million at December 31, 2009. Loans adversely classified as substandard or special mention decreased to $50.7 million or 13.9% of total loans at December 31, 2010 compared to $58.0 million or 14.7% of total loans at December 31, 2009.

Total assets increased to $692.9 million at December 31, 2010 compared to $647.9 million at December 31, 2009.

Investment securities and federal funds increased to $299.8 million at December 31, 2010 compared to $221.4 million at December 31, 2009 while loan portfolio balances decreased $28.4 million during 2010 to $358.2 million. This decrease in loan balances reflects the current market conditions and the lower demand and lower availability of quality loans.

Total deposits increased $45.4 million or 8.3% to $590.9 million at December 31, 2010. Within the deposit increase total, core deposits increased $36.5 million and time deposits increased $8.9 million.

At December 31, 2010, Bancorp continued to exceed regulatory capital requirements for well-capitalized financial institutions. Bancorp's Total Risk-Based Capital ratio was 15.80% compared to 14.43% at December 31, 2009, which exceeded the regulatory well-capitalized requirement of 10%. Stockholders' equity increased to $66.0 million at December 31, 2010 from $62.9 million at December 31, 2009.

Bancorp increased dividends to shareholders during 2010 to $4.00 per share from to $3.50 per share in 2009.

RESULTS OF OPERATIONS

Net income increased to $5.5 million or $9.29 per diluted earnings per share for 2010 compared to $3.3 million or $5.60 per diluted earnings per share in 2009 and $5.2 million or $8.57 per diluted share in 2008. Return on average assets was 0.81 percent in 2010 compared to 0.56 percent and 0.91 percent in 2009 and in 2008. Return on average equity was 8.30 percent in 2010 compared to 5.22 percent and 8.27 percent in 2009 and 2008.

The increase in net income during 2010 was primarily attributable to decreased provisions for loan losses and provisions for other real estate losses, decreased interest expense and decreased FDIC insurance premiums which were partially offset by decreases in interest income. The decrease in net income during 2009 was primarily attributable to decreased net interest income, increased FDIC insurance premiums and increased provisions for loan losses partially offset by decreases in write-downs on other real estate owned and salary expenses.

Bancorp's results of operations are dependent to a large degree on net interest income, operating efficiency and the level of the provision for loan losses. Bancorp's operations are sensitive to interest rate changes and the resulting impact on net interest income. In addition, changes in net interest income are influenced by the volume of assets and liabilities and the rates earned and paid respectively. Bancorp generates non-interest income primarily through fees and service charges on deposit accounts and gains on the sale of mortgage loans. Bancorp's non-interest expenses consist primarily of salaries and employee benefits expense, bank premises and equipment expenses and other operating expenses.

NET INTEREST INCOME Net interest income is Bancorp's principal source of revenue and is comprised of interest income on earnings assets (loans and investment securities) less interest expense on interest-bearing liabilities (deposits and borrowings). Interest income and expense are affected significantly by i) general economic conditions, particularly changes in market interest rates, ii) volume of non-interest earning assets, iii) asset quality and, iv) the pricing, volume and mix of interest-earning assets and interest-bearing liabilities as well as by government policies and the actions of regulatory authorities.

Bancorp's net interest income decreased $570,000 in 2010 to $22.0 million from $21.5 million in 2009 and from $22.1 million in 2008. The net interest margin is net interest income expressed as a percent of average interest-earning assets. The net interest margin decreased to 3.43 percent in 2010 from 3.85 percent in 2009 and 4.10 percent in 2008. The decreases in 2010 and 2009 were primarily a result of the negative impact of the change in the interest-earning asset composition with lower yield federal funds sold and investment securities comprising a higher percentage of total interest-earning assets. In addition, interest income not recognized on non accruing loans negatively impacted the net interest margin by 10 basis points in 2010 and 2009. Prime rate declined rapidly in 2008 from 7.25% to 3.25% where it remained for all of 2009 and 2010.

Interest-earning assets: The largest component of interest income is interest earned on loans. Total loan interest income decreased by $659,000 in 2010 to $22.6 million compared to $23.2 million in 2009 and $25.5 million in 2008. For 2010, the decrease was primarily the result of the both the decrease in yield from 6.06 percent in 2009 to 5.96 percent for 2010 and the decrease in average loan balances during 2010. For 2009, the decreases were primarily the result of the interest rate environment which decreased the yield to 6.06 percent from 6.84 percent in 2008. Additionally, higher levels of non-performing loans held during 2009 compared to 2008 were a factor of the reduced interest income. This decrease was partially offset by an $11.0 million increase in average loan balances.

Interest earned on investments and federal funds sold were $5.4 million for both 2010 and 2009 which was a reduction from the $6.7 million earned in 2008. These decreases resulted from the decreases in yield as Bancorp had a larger proportion of securities invested in lower-yielding federal funds sold and lower-yielding investments. As investments matured or were called, the funds were invested at current market rates. This reduction in yield was partially offset by increases in investment securities and federal funds sold balances during both 2009 and 2010.

Interest- bearing liabilities: Interest expense decreased $1.2 million to $6.0 million for the year ended December 31, 2010 from $7.2 million for the year ended December 31, 2009. For 2010, the reduction was the primarily the result of a 93 basis point decrease in the cost of funds for time deposits. Like 2010, the decrease for 2009 was also primarily the result of the decrease in time deposit cost of funds which reduced 128 basis points. The majority of Bancorp's deposits are short term and re-price within a twelve month period.

The following table presents information regarding average balances of assets and liabilities as well as the total amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resulting yield and cost ratios, interest rate spread and net interest margin. Tax exempt securities, included in investment securities below are stated at their contractual interest rate. Loan fees of $717,000 in 2010, $814,000 in 2009, and $1.0 million in 2008 are included in interest earned on loans. Non-accruing loans have been included in the computation of average loans. (dollars in thousands)

Condensed Average Balance Sheets

December 31,	2010			2009			2008		
	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost
Assets									
Federal funds sold	$ 86,214	$ 219	0.25 %	$ 30,817	$ 78	0.25 %	$ 10,366	$ 285	2.75 %
Taxable investment securities	128,865	4,115	3.19	93,733	4,192	4.47	105,776	5,208	4.92
Tax exempt securities	49,127	1,096	2.23	48,987	1,133	2.31	49,352	1,208	2.45
Loans	378,650	22,584	5.96	383,411	23,243	6.06	372,387	25,486	6.84
Total interest-earning assets	642,856	28,014	4.36 %	556,948	28,646	5.14 %	537,881	32,187	5.98 %
Non-interest earning assets	35,505			32,516			35,486		
Total assets	$ 678,361			$ 589,464			$ 573,367		
Liabilities and Stockholders' Equity									
Interest-bearing demand	$ 105,421	$ 426	0.40 %	$ 89,375	$ 316	0.35 %	$ 88,532	$ 498	0.56 %
Savings and money market	179,117	1,340	0.75	162,238	1,568	0.97	147,026	2,074	1.41
Certificates of deposit	215,150	3,874	1.8	182,801	4,993	2.73	174,870	7,007	4.01
Total interest-bearing deposits	499,688	5,640	1.13	434,414	6,877	1.58	410,428	9,579	2.34
Other borrowings	38,516	338	0.88	18,065	303	1.68	24,242	553	2.28
Total interest-bearing deposits & liabilities	538,204	5,978	1.11 %	452,479	7,180	1.59 %	434,670	10,132	2.33 %
Non interest-bearing demand deposits	72,545			71,505			72,623		
Other non-interest-bearing liabilities	1,816			2,112			2,738		
Total liabilities	612,565			526,096			510,031		
Stockholders' equity	65,796			63,368			63,336		
Total liabilities and stockholders' equity	$ 678,361			$ 589,464			$ 573,367		
Net interest income		$ 22,036			$ 21,466			$ 22,055	
Interest rate spread			3.25 %			3.56 %			3.65 %
Net interest margin			3.43 %			3.85 %			4.10 %

The following table sets forth information about changes in net interest income, which are attributable to changes in interest rates and changes in volume for the periods indicated. Changes attributable to the combined effect of volume and interest rates have been allocated proportionately. (dollars in thousands)

Analysis of Changes in Interest Income and Expense Due to Changes in Volume and Rate

	2010 vs. 2009			2009 vs. 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets						
Federal funds sold	$ 141	$ -	$ 141	$ 213	$ (420)	$ (207)
Investment securities	1,319	(1,433)	(114)	(572)	(519)	(1,091)
Loans	(287)	(372)	(659)	737	(2,980)	(2,243)
Total net change in income on interest-earning assets	1,173	(1,805)	(632)	378	(3,919)	(3,541)
Interest-Bearing Liabilities						
Deposits	920	(2,157)	(1,237)	338	(3,040)	(2,702)
Other borrowings	228	(193)	35	(123)	(127)	(250)
Total net change in expense on interest-bearing liabilities	1,148	(2,350)	(1,202)	215	(3,167)	(2,952)
Net change in net interest income	$ 25	$ 545	$ 570	$ 163	$ (752)	$ (589)

PROVISION FOR LOAN LOSSES The provision for loan losses was $1.7 million in 2010 compared to $3.6 million in 2009 and $2.1 million in 2008. The decrease in provision during 2010 resulted from decreased net charge-offs and the decline in loan balances. The increase in provision during 2009 was attributable to the continued deterioration in the Pacific Northwest economy, internal downgrades of credit within the loan portfolio and increased charge-offs compared to 2008.

For the years ended December 31, 2010, 2009 and 2008, net charge-offs were $1.5 million, $2.2 million and $1.2 million, respectively. In 2010, 2009 and 2008 gross charge-offs included charge-offs of $837,000 on three credit relationships, $1.6 million on three credit relationships, and $1.2 million on four credit relationships, respectively.

The provision for loan losses is highly dependent upon Bancorp's ability to manage asset quality and control the level of net-charge-offs through prudent underwriting standards. In the future, continued growth of the loan portfolio may or further declines in economic conditions could increase future provisions for loan losses and impact Bancorp's net income. Additional discussion on loan quality and the allowance for loan losses is provided under Allowance for Loan Losses and Asset Quality.

NON-INTEREST INCOME Non-interest income, which consists primarily of fees and service charges on deposits and other income, was $4.1 million in 2010, $4.0 million for 2009 and $4.4 million for 2008. The decrease in 2009 and 2010 was primarily attributable to the non-recurring gain on the sale of bank owned property recognized in 2008.

NON-INTEREST EXPENSE Non-interest expenses decreased to $17.8 million in 2010 compared to $18.5 million and $18.1 million in 2009 and 2008. The decrease from 2010 to 2009 was primarily a result the decrease in provisions for other real estate losses and the decrease in FDIC insurance premiums which were partially offset by an increase in salary expenses. The increase from 2008 to 2009 was resulted from increased FDIC insurance premiums of and increased carrying costs for other real estate owned which were partially offset by a decrease in the provision for other real estate owned and salary expense.

Provisions for other real estate were $473,000 for 2010 compared to $1.2 million and $1.5 million for 2009 and 2008, respectively. These provisions were a result of updated appraisals received and the decrease in fair market values of these real estate properties. Valuation of the other real estate owned property occurs when it is foreclosed upon and annually thereafter. FDIC insurance premium assessments decreased $271,000 in 2010 to $947,000. For 2009, FDIC insurance premium assessments were $1.2 million including a $260,000 special assessment and were $69,000 in 2008. Salary expense increased 1.7% to $7.5 million in 2010 compared to $7.3 million and $7.9 million in 2009 and 2008. This increase for 2010 was primarily the result of the return of bonus payments to employees though at lesser levels than paid during 2008 but higher than paid during 2009.

The efficiency ratio is computed by dividing total operating expenses by non-interest income and net interest income before any provision for loan losses. Bancorp's efficiency ratio was 68.1 percent, 72.7 percent and 68.5 percent for 2010, 2009 and 2008, respectively.

INCOME TAX EXPENSE Income tax expense was $1.2 million in 2010, $45,000 in 2009 and $1.0 million in 2008. The effective tax rate in 2010 was 17.7% compared to 1.3% in 2009 and 16.0% in 2008.

The effective tax rate is lower than the statutory rate due to tax credits from tax-exempt bonds and due to nontaxable income generated from tax-exempt municipal bonds and warrants. As of December 31, 2010, Bancorp had $1.1 million in tax-exempt income from $26.4 million of tax-exempt bonds and warrants compared to $1.1 million and $1.2 million in tax-exempt income from $29.3 million and $26.7 million of tax-exempt bonds and warrants during 2009 and 2008, respectively. In addition, Bancorp had $20.7 million in Qualified Zone Academy Bonds for 2010 and 2009, respectively. In lieu of receiving periodic interest payments on Qualified Zone Academy Bonds, Bancorp receives an annual income tax credit until maturity of the bond. The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity. The tax credits earned were $1.2 million for each of the last three years ended 2010, 2009 and 2008, respectively. Further information regarding Bancorp's income tax polices is presented in Note 8 Income Taxes in the accompanying notes to consolidated financial statements found elsewhere is this report.

REVIEW OF FINANCIAL CONDITION

Total assets increased to $692.9 million at December 31, 2010 compared to $647.9 million at December 31, 2009. This increase was primarily due to a $45.4 million increase in deposits. Net loans decreased $28.4 million or 7.3 percent to $358.2 million and investment securities and federal funds sold increased $78.4 million to $299.8 million.

INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD Total investment securities, including federal funds sold increased $78.4 million to $299.8 million at December 31, 2010 from $221.4 million at December 31, 2009. Federal funds sold increased $17.9 million during 2010. This increase resulted primarily from the growth in deposits and reduction in loans.

Securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses (net of income taxes) reported as accumulated other comprehensive income, a separate component of stockholders' equity. At December 31, 2010, the available-for-sale investment portfolio was comprised of 47.8 percent Government Sponsored Agency and Government Agency residential mortgage-backed pass-through securities and collateralized mortgage obligations, 4.8 percent of state and municipals and 47.4 percent of Government Sponsored Agencies and Government Agencies securities. The held-to-maturity portfolio was concentrated in municipal securities and Qualified Zone Academy Bonds. Security purchases totaled $122.1 million in 2010, while maturities, security calls and principal pay downs totaled $61.3 million. At December 31, 2010, Bancorp had no investment securities, other than U.S. government or U.S. government agencies, with aggregate carrying values exceeding 10% of stockholders' equity.

Included in tax exempt securities were $20.7 million in Qualified Zone Academy Bonds for 2010 and 2009, respectively. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond. The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.

The following table presents the carrying value of the portfolio of investment securities as of the dates indicated. (dollars in thousands)

Investment Securities Composition

December 31,	2010	2009
Held-To-Maturity		
State and political subdivisions	$ 38,367	$ 40,298
Total	$ 38,367	$ 40,298
Available-For-Sale		
U.S. government agencies	$ 85,775	$ 39,840
Residential mortgage-backed securities and collateralized mortgage obligations	86,431	68,996
State and political subdivisions	8,765	9,725
Total	$ 180,971	$ 118,561

The following table presents the contractual maturities and tax equivalent weighted average yields as of December 31, 2010. Yields on non-taxable investments are presented on a taxable-equivalent basis using the federal statutory rate of 34%. However, primarily as a result of investment tax credits, the Bank's effective tax rate can differ from statutory rates. (dollars in thousands)

Investment Securities Maturity Table

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-To-Maturity								
State and political subdivisions	$ 8,601	4.54%	$ 8,463	6.50%	$ 13,477	5.78%	$ 7,826	6.89%
Total	$ 8,601	4.54%	$ 8,463	6.50%	$ 13,477	5.78%	$ 7,826	6.89%
Available-For-Sale								
U.S. government agencies	$ 5,012	0.49%	$ 70,812	1.45%	$ 6,805	1.43%	$ 3,146	1.00%
Residential mortgage-backed securities and collateralized mortgage obligations	-	-	-	-	39,721	4.42%	46,710	3.43%
State and political subdivisions	1,205	4.41%	4,800	5.24%	1,631	5.74%	1,129	6.12%
Total	$ 6,217	1.24%	$ 75,612	1.68%	$ 48,157	4.02%	$ 50,985	3.34%

LOANS Net loans decreased 7.3 percent in 2010, from $386.6 million at December 31, 2009 to $358.2 million at December 31, 2010. Net loans represented 51.7 percent of total assets at December 31, 2010. Bancorp continues to originate and fund loans to credit-worthy customers within our markets. However, decreased loan balances reflect the current market conditions and the lower demand and lower availability of quality loans. Bancorp's primary lending activities includes real estate loans, commercial loans which include agriculture production loans and consumer purpose loans.

Commercial Loans: These loans were 19% of our portfolio as of December 31, 2010 compared to 19.5% at December 31, 2009. Commercial loans, secured and unsecured, are made primarily for commercial and industrial purposes to small and medium-sized businesses including farms operating within Skagit, Snohomish and Whatcom Counties. These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes. Bancorp originates Small Business Administration (SBA) loans, including 504 and 7A loans.

Commercial Real Estate: Commercial real estate loans were 28% of our portfolio as of December 31, 2010 compared to 25.9% at December 31, 2009. Commercial real estate loans consist of real estate secured loans advanced for non-owner occupied commercial real estate which includes, but is not limited to, office buildings, retail centers, multifamily and warehouses. These loans are typically term loans and are made to purchase or refinance non-owner occupied commercial real estate. Commercial real estate loans also include real estate secured raw land loans and land development loans which are made to acquire land or finance development preparatory to erecting residential or commercial structures.

Other Real Estate Loans: Other real estate loans compromised 40% of our portfolio as of December 31, 2010 compared to 40.4% at December 31, 2009. Other real estate loans are typically made for, the purchase of or refinance of, residential real estate, real estate used for agricultural purposes including timberland, and owner-occupied real estate utilized by small to medium sized businesses and individuals for their business operations. They are typically term loans secured by the property being purchased or refinanced.

Real Estate Construction: These loans compromised 1% of our portfolio as of December 31, 2010 compared to 3.7% at December 31, 2009.Real Estate construction loans are short term loans made for the construction period required for both commercial construction projects and residential construction projects. These loans are generally secured by the real estate project being constructed. Commercial construction loans are available for owner-occupied real estate utilized by small to medium sized businesses and individuals for their business operations and for non-owner occupied real estate.

Consumer Loans: Consumer loans compromises 12% of our portfolio as of December 31, 2010 compared to 10.4% at December 31, 2009.Bancorp makes secured and unsecured consumer loans including loans to individuals, primarily customers of Bancorp, for various purposes, including home equity loans, purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvement loans and loans for education and personal investments.

Concentrations: While Bancorp has a diversification of loan types and type of security, Bancorp does have a concentration of loans in commercial and residential real estate and as such we are not immune to either the current economic conditions or how these economic conditions may affect a borrower's ability to meet the stated repayment terms. Further declines in the performance of the economy, in general, or further declines in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of real estate non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, Bancorp has a high concentration of loans to a relatively small group of large borrowers, which could adversely affect Bancorp's earnings if some of those customers cease doing business with us or certain of those larger loans incur problems. Approximately 48% of our loan portfolio as of December 31, 2010 was comprised of loans to a group of approximately 44 customers. Also, most of Bancorp's business activity is with customers located within Skagit, Snohomish and Whatcom Counties. While Bancorp has these concentrations, Bancorp believes that its lending policies and concentration policies are sufficient to minimize risks. Management employs risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through stress testing.

The following table presents the composition of as of the dates indicated. (dollars in thousands)

Loan Composition

(dollars in thousands)	2010	%	2009	%	2008	%	2007	%	2006	%
Commercial	$ 69,177	19%	$ 76,858	19%	$ 78,207	20%	$ 74,317	21%	$ 73,704	23%
Commercial real estate										
Raw land and land development	37,233	10%	37,607	10%	41,957	10%	40,087	11%	16,116	5%
Other commercial real estate	65,516	18%	64,768	16%	74,817	19%	73,532	21%	72,557	22%
Other real estate										
Residential	34,681	9%	36,778	9%	35,114	9%	26,706	7%	24,888	8%
Farmland and owner occupied nonfarm nonresidential	115,291	31%	122,746	31%	119,153	30%	101,019	28%	97,379	30%
Real estate construction										
Commercial	826	0%	3,646	1%	2,692	1%	10,743	3%	20,094	6%
Residential	3,210	1%	10,990	3%	17,236	4%	8,607	2%	3,930	1%
Consumer										
Home equity	23,522	6%	23,247	6%	16,750	4%	9,402	3%	7,758	2%
Credit cards and other consumer	16,622	6%	17,905	5%	14,545	3%	12,186	4%	11,012	3%
Total loans	$ 366,078		$ 394,545		$ 400,471		$ 356,599		$ 327,438	
Less:										
Allowance for loan losses	7,079		6,883		5,450		4,535		5,176	
Deferred loan fees	759		1,013		1,246		1,401		1,694	
Net loans	$ 358,240		$ 386,649		$ 393,775		$ 350,663		$ 320,568	

The following table presents the contractual maturity of loans as of December 31, 2010. Loan balances do not include deferred loan fees or the allowance for loan losses. The table does not reflect any estimate of prepayments, which may significantly shorten the average life of all loans and may cause Bancorp's actual repayment experience to differ significantly from that indicated below. (dollars in thousands)

Loan Maturity Table

(dollars in thousands)	Within one year	One to five years	After five years	Total
Commercial	$ 44,947	$ 22,254	$ 1,976	$ 69,177
Commercial Real Estate	28,653	56,603	17,493	102,749
Other Real Estate	44,818	78,933	26,221	149,972
Real Estate Construction	3,702	334	-	4,036
Consumer	8,640	8,109	23,395	40,144
Total	$ 130,760	$ 166,233	$ 69,085	$ 366,078

The following table presents all loans due one year or more after December 31, 2010 that have fixed or floating interest rates. (dollars in thousands)

	Floating Rate	Fixed Rate
Loans maturing in more than one year	$ 77,240	$ 158,078

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses was $7.1 million or 1.98 percent of net loans as of December 31, 2010 compared to $6.9 million or 1.78 percent of net loans as of December 31, 2009. Additions to the allowance, in the form of provision, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. The provision for loan losses was $1.7 million in 2010 compared to $3.6 million for loan losses in 2009 and $2.1 million in 2007. For the years ended December 31, 2010, 2009 and 2008, net charge-offs were $1.5 million, $2.2 million and $1.2 million. In 2010, 2009 and 2008 gross charge-offs included charge-offs of $837,000 on three credit relationships, $1.6 million on three credit relationships, and $1.2 million on four credit relationships, respectively. Net charge-offs have an impact on the historical loss factors used in Bancorp's allowance for loan losses computation.

The allowance for loan losses ("ALLL") represents management's best estimate of losses inherent in the portfolio, consists of specific, general and unallocated components. The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance based on a review of substandard or non-accrual loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions. Bancorp's process is designed to account for credit deterioration as it occurs. The adjustments are a result of management's judgment about risks inherent in the portfolio and include such factors as loan quality trends, levels of and trends of non-accrual loans, past due loans, potential problem loans, criticized loan balances, net charge-offs and current economic and business conditions, among other factors and (iii) unallocated general allowances determined based on general economic conditions and other qualitative risk factors. The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends. Further information regarding Bancorp's policies and methodology used to estimate the allowance for possible loan losses is presented in Note 4 – Allowance for Loan Losses in the accompanying notes to the consolidated financial statements found elsewhere in this report.

At December 31, 2010, $906,000 or 12.8% of the $7.1 million allowance for loan losses related to loans for which there was a specific reserve. This compares to a specific reserve of $1.2 million, or 17.1%, of the total allowance for loan losses at December 31, 2009. Total impaired loans decreased from $24.4 million at December 31, 2009 to $17.9 million at December 31, 2010. The decrease in specific reserve is a result of $203,000 decreased reserve on real estate construction loans and $586,000 decreased reserve on commercial real estate loans partially offset by increased reserves of $518,000 on commercial loans. At December 31, 2010, the general allocated reserve was $5.5 million compared to $5.0 million at December 31, 2009. This increase was primarily a result of historical loss allocation factors applied to non-impaired loans and increases in the general reserve for commercial real estate loans of $863,000 and for other real estate loans of $256,000 resulting from increased balances of adversely classified loans in non-impaired loans in those categories. Conversely as loan balances moved from impaired to non-impaired in these categories, the specific reserve in those categories decreased. These increases were partially offset by decreases resulting from decreased loan balances and a $481,000 decreased reserve relating to commercial loans. The decrease in the unallocated portion of the allowance for possible loan losses during 2010 is reflective of current economic conditions. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans in the portfolio that could result in losses, but that have not been identified as nonperforming or potential problem loans.

At December 31, 2009, the general allocated reserve was $5.0 million compared to $4.6 million at December 31, 2008. This increase was primarily due to increases in the general reserve for other real estate loans and credit card loans as a result of increased charge-offs, historical loss allocation factors and management's expectation of overall economic conditions in the areas in which Bancorp operates. During 2009, the general reserve allocated to raw land, land development and construction loans decreased slightly compared to 2008, primarily due to decreases in loan balances in these categories, offset by an increase in the historical loss allocation factors applied to non-impaired loans. However, the specific reserve allocated for impaired loans in these types of loans (raw land, land development and construction loans) increased from $15,000 at December 31, 2008 to $1.1 million as of December 31, 2009. Combined, the general and specific reserves on raw land, land development and construction loans increased $1.1 million to $2.4 million at December 31, 2009 from $1.3 million at December 31, 2008.

At December 31, 2009, $1.2 million or 17.1% of the $6.9 million allowance for loan losses related to loans for which there was a specific reserve. This compares to a specific reserve of $89,000, or 1.63%, of the total allowance for loan losses at December 31, 2008. This increase in specific reserves is attributable to an increase in impaired loans, primarily land development and construction loans, which are evaluated for a specific reserve or impairment. The increase in the unallocated portion of the allowance for possible loan losses during 2009 compared to 2008 is reflective of continued recessionary economic conditions.

The following table presents the activity in the allowance for loan losses for the dates indicated. (dollars in thousands)

Allowance for Loan Loss Activity

Year ended December 31,	2010	2009	2008	2007	2006
Allowance as of beginning of year	$ 6,883	$ 5,450	$ 4,535	$ 5,176	$ 5,178
Provision (benefit) for loan losses	1,700	3,595	2,080	(150)	-
Charge-offs:					
Commercial	635	317	457	236	256
Commercial real estate	55	1,367	831	830	-
Other real estate	340	155	4	101	853
Real estate contruction	239	284	-	-	-
Consumer	385	474	320	169	154
Total charge-offs	1,654	2,597	1,612	1,336	1,263
Recoveries:					
Commercial	55	90	103	126	263
Commercial real estate	-	-	-	-	148
Other real estate	7	207	235	643	768
Real estate contruction	-	-	-	-	-
Consumer	88	138	109	76	82
Total recoveries	150	435	447	845	1,261
Net charge-offs	1,504	2,162	1,165	491	2
Balance at end of year	$ 7,079	$ 6,883	$ 5,450	$ 4,535	$ 5,176
Ratio of net charge-offs to average loans during the year	0.40%	0.56%	0.31%	0.15%	0.00%
Ratio of allowance to net loans as of the end of the year	1.98%	1.78%	1.38%	1.29%	1.61%
Allowance for loan losses to non-performing loans as of end of the year	55.33%	64.08%	99.89%	58.97%	90.27%

The following table presents Bancorp's allocation of the allowance for loan losses by loan segments as of the dates indicated. (dollars in thousands)

Allocation of the Allowance for Loan Losses

Year ended December 31,	2010	2009	2008	2007	2006
Commercial	$ 1,494	$ 1,457	$ 1,683	$ 778	$ 1,448
Commercial real estate	2,564	2,287	1,218	1,861	2,328
Other real estate	1,400	1,156	951	*	*
Real estate construction	67	328	291	*	*
Consumer	855	924	590	588	477
Unallocated	699	731	717	1,308	923
Total	$ 7,079	$ 6,883	$ 5,450	$ 4,535	$ 5,176

*Included in commercial real estate segment.

Credit Risk Management

The extension of credit to individuals and businesses is a significant portion of Bancorp's principal business activity and requires ongoing portfolio and credit management. Bancorp has established lending policies and procedures to manage and monitor risk. These lending policies and procedures include guidelines for concentrations of credit, loan terms, loan-to-value ratios, collateral appraisals, borrower lending limits and loan approval limits. In addition, Bancorp monitors its loan portfolio for potential risk of loss according to an internal risk-grading system and monitors its credit quality to identify potential problem credits and any loss exposure in a timely manner. Bancorp has assessed and will continue to assess on an on-going basis, the impact of the economy on the credit risk in the loan portfolio.

ASSET QUALITY Non-performing assets consist of nonaccrual loans, accruing loans past due 90 days or more, and other real estate owned. At December 31, 2010, non-performing assets increased to $18.6 million or 2.69 percent of total assets compared to $17.0 million or 2.63 percent as of December 31, 2009.

Non-accrual loans - It is Bancorp's policy to discontinue the accrual of interest on all loans that are 90 days or more past due or when there are otherwise serious doubts about the collectability of principal or interest within the existing terms of the loan and place them on non-accrual. When a loan is placed on non-accrual status, any accrued but unpaid interest on that date is removed from interest income. Non-accruing loans were $12.8 million as of December 31, 2010 compared to $10.7 million as of December 31, 2009 with $1.4 million of the December 2009 balance transferring into other real estate owned during 2010.

Troubled Debt Restructurings – Loans are considered troubled debt restructures on loans for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral or forgiveness, of interest or principal, have been granted due to the borrower's weakened financial condition. Restructured loans included in impaired loans were $5.4 million as of December 31, 2010, of which, $5.4 million was included in non-accrual loans. Restructured loans included in impaired loans were $945,000 as of December 31, 2009, of which, $555,000 was included in non-accrual loans.

Other real estate owned – During 2010, Bancorp foreclosed on one non-accrual credit relationships of $1.4 million, which was transferred into other real estate owned and the former Boulevard branch was transferred out of other real estate owned upon the designation as Bancorp's consumer lending center. As a result, at December 31, 2010, Bancorp held six properties which represent three separate land development projects consisting of finished lots with a carrying balance of $3.4 million and three commercial real estate properties with a carrying balance of $2.4 million, compared to seven properties owned with a carrying balance of $6.3 million at December 31, 2009.

Valuation of the property occurs when it is foreclosed upon and annually thereafter. Based on current appraisals received during 2010 and 2009 and the decrease in fair market values of these real estate properties, Bancorp recorded a write-down on other real estate owned of $473,000 during 2010 and $1.2 million during 2009. It is Bancorp's plan to continue its collection efforts and liquidation of collateral, as necessary, to recover as large a portion of other real estate owned as possible.

The following table presents non-performing asset information for the dates indicated. (dollars in thousands)

Non-Performing Assets

December 31,	2010	2009	2008	2007	2006
Non-accrual loans					
Commercial	$ 3,699	$ 998	$ 316	$ 572	$ 1,932
Commercial real estate	5,703	4,753	4,686	6,617	-
Other real estate	2,256	3,437	229	186	3,661
Real estate construction	968	1,395	-	-	81
Consumer	168	159	225	315	60
Total	12,794	10,742	5,456	7,690	5,734
Loans past due 90 days or more still accruing	-	-	-	-	-
Total non-performing loans	12,794	10,742	5,456	7,690	5,734
Other real estate owned	5,813	6,284	5,667	-	-
Total non-performing assets	$ 18,607	$ 17,026	$ 11,123	$ 7,690	$ 5,734
Total non-performing loans to net loans	3.57%	2.78%	1.39%	2.19%	1.79%
Total non-performing loans to total assets	1.85%	1.66%	0.96%	1.30%	1.08%

Impaired loans - At December 31, 2010, impaired loans decreased to $17.9 million compared to $24.4 million at December 31, 2009. Five credit relationships totaling $14.2 million, accounted for 80.0 percent of impaired loans as of December 31, 2010.

A loan is considered impaired when management determines that it is probable that Bancorp will be unable to collect all amounts of principal and interest according to contractual terms. Factors considered by management in determining impairment include payment status, and the probability of collecting scheduled principal and interest payments when due. Impaired loans include loans in nonaccrual status, troubled debt restructures and other loans that management considers to be impaired. Other loans include loans that management has reviewed for impairment and has determined to be impaired even though the loan may be current and performing in accordance with the contractual loan terms. As a result, these other impaired loans continue to remain on accrual status and are not considered non-performing assets. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Other potential problem loans – Potential problem loans consist of loans that are currently performing, are not on nonaccrual status, restructured or impaired, but for which management have identified as having a well defined weakness or weaknesses and which there are sufficient doubts as to the borrower's future ability to comply with repayment terms. These loans are identified through our internal risk grading processes and management monitors these loans closely and reviews their performance on a regular basis. As of December 31, 2010 and 2009, Bancorp had classified $18.6 million and $8.8 million, respectively, as potential problem loans.

Risk Rating System: An effective risk rating system provides information for use in determining the overall level of the Allowance for Loan Loss. Accurate and timely risk rating recognition is a primary component of an effective risk rating system. Risk ratings are reviewed through various channels including the loan approval process, the loan reporting process for approved loans, an external loan review process and through the regulatory review process. The Bank risk rates the commercial loan portfolio on a nine scale system, while the Bank's consumer loans are risk rated on a four scale system. Risk ratings in both scales are based on levels of risk as defined by the internal risk rating guidance within the Bank's Loan Policy. A commercial loan's risk rating may change as risk factors change throughout the life of the loan, while with consumer loans the original risk rating assigned at loan origination remains for the life of the loan except when a consumer loan is moved to nonaccrual at which time it is risk rated a substandard loan. For risk-rating purposes, commercial, commercial real estate, other real estate and real estate construction segments are typically graded using the commercial risk ratings.

DEPOSITS Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to Bancorp's primary market area at rates competitive with those offered in the area. Bancorp offers both interest and non-interest bearing checking accounts.

Total deposits increased $45.4 million to $590.9 million at December 31, 2009 compared to $545.4 million at December 31, 2009. Within the total, the majority of the increase came from core deposits which increased $36.5 million compared to $8.9 million in time deposits. As a result core deposits as a percentage of total deposits increased to 63.6% at December 31, 2010 compared to 62.1% at December 31, 2009. Core deposits consist of non-interest and interest bearing demand accounts, money market accounts, and saving accounts.

In December 2008, Bancorp initiated service through the Certificate of Deposit Account Registry Service (CDARS). Bancorp uses CDARS to offer existing customers the ability to obtain additional FDIC insurance coverage. Although all CDARS deposits represent direct customer relationships with Bancorp, for regulatory purposes they are required to be classified as brokered deposits. CDARS deposits were $19.5 million and $24.0 million at December 31, 2010 and 2009.

The following table presents the balance and percent of total deposits in the various categories of deposits as of the dates indicated. (dollars in thousands)

Deposit Composition

December 31,	2010		2009		2008	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-interest bearing demand	$ 79,099	13.4%	$ 73,839	13.5%	$ 75,116	16.0%
Interest bearing demand	109,085	18.5%	101,504	18.6%	87,091	18.5%
Money market	87,289	14.8%	77,288	14.2%	69,548	14.8%
Savings	100,068	16.9%	86,370	15.8%	76,646	16.3%
Time	195,800	33.1%	182,441	33.4%	157,127	33.5%
Brokered time deposits	19,540	3.3%	23,994	4.5%	4,010	0.9%
Total deposits	$ 590,881		$ 545,436		$ 469,538	

The following table presents time deposits with balances equal to or greater than $100,000 classified by remaining maturity. (dollars in thousands)

Time Deposit Maturity Table

As of December 31,	2010	2009	2008
3 months or less	$ 41,912	$ 37,128	$ 22,024
Over 3 months through 6 months	20,167	17,876	16,161
Over 6 months through 12 months	33,189	34,863	27,807
Over 12 months	21,440	25,071	13,904
	$ 116,708	$ 114,938	$ 79,896

At December 31, 2010 and 2009, public fund time deposits totaled $8.7 million and $6.8 million, respectively.

OTHER BORROWINGS Borrowings consist of federal funds purchased, discount window borrowings from the Federal Reserve Bank of San Francisco and securities sold under agreements to repurchase. At December 31, 2010 and 2009, securities sold under agreements to repurchase were $34.1 million and $38.1 million, respectively. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered. These borrowings are collateralized by securities with an estimated fair value exceeding the face value of the borrowings. Periodically, Bancorp uses federal funds purchased and Federal Reserve borrowings as a funding source. Bancorp had no Federal Reserve borrowings at December 31, 2010 and December 31, 2009.

The following table represents the detail of other borrowings: (dollars in thousands)

As of and for the year ended December 31,	2010	2009	2008
Balance at year-end	$ 34,118	$ 38,128	$ 32,665
Average balance during the year	38,516	18,065	24,242
Maximum month-end balance during the year	45,731	38,128	45,990
Weighted average rate during the year	0.88%	1.68%	2.28%
Weighted average rate at year-end	0.85%	0.94%	1.65%

CAPITAL RESOURCES Stockholders' equity increased to $66.0 million at December 31, 2010 from $62.9 million at December 31, 2009. Book value per share at December 31, 2010 was $112.32 compared to a book value of $107.1 at December 31, 2009. Dividends increased to $4.00 per share or $2.4 million in aggregate in 2010 compared to $3.50 per share or $2.1 million in aggregate in 2009.

Bancorp has only one class of stock, which is common stock and at December 31, 2010, there were 779 shareholders of record. Bancorp's stock is not actively traded or quoted and no broker currently makes a market in the stock. However, sales and transfers of the stock do occur. Skagit State Bank acts as transfer agent for Bancorp stock. To facilitate trading, the Bank maintains a list of persons interested (known to the Bank) in either purchasing or selling Bancorp stock. Purchasers and sellers then negotiate their own transactions with the Bank acting as transfer agent for those transactions.

From time to time, Bancorp repurchases shares of its common stock. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors including market and economic conditions, the number of shares available, Bancorp's liquidity and capital needs and regulatory requirements. Bancorp did not repurchase any shares in 2010 or 2009. During 2008, Bancorp repurchased 85,022 shares of stock for $15.3 million at a price of $180 per share.

Skagit State Bancorp and Skagit State Bank are both subject to various regulatory capital requirements administered by the Federal Reserve and the FDIC under which risk percentages are assigned to various categories of asset and off-balance sheet items to calculate a risk-adjusted capital ratio. The federal regulations set forth the qualifications necessary for bank holding companies and banks to be classified as "well capitalized". Failure to be well – capitalized can impact a bank's insurance premium rates, can negatively impact a bank's ability to expand and engage in certain activities. At December 31, 2010, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were "well-capitalized" pursuant to such regulations. The Bank's leverage ratio and total risk-based capital ratio was 9.27% and 15.75%. Bancorp's leverage ratio and total risk-based capital ratio was 9.30% and 15.80%.

OFF-BALANCE SHEET COMMITMENTS Bancorp is a party to many contractual financial obligations, including the repayment of borrowings, and the commitment to originate loans, provide funds under existing lines of credit, standby letters of credit and municipal warrants. Lines of credit, standby letters of credit and commitments to fund municipal warrants are financial instruments with off-balance-sheet risk done in the normal course of business to meet the financing needs of Bancorp's customers. These commitments amounts may not necessarily represent future cash-flow requirements. Commitments to extend credit are subject to Bancorp's normal credit policies and are essentially the same as extending loans to customers. Further information see Note 10 Commitments in the accompanying notes to consolidated financial statements found elsewhere is this report.

The following table represents the off-balance sheet commitments as of December 31, 2010: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$ 66,920	$ 32,064	$ 6,967	$ 11,350	$ 16,539
Credit card arrangements	11,418	11,418	-	-	-
Commitments to fund municipal warrants	3,138	2,229	500	211	198
Standby letters of credit	1,785	643	923	184	35

LIQUIDITY

Bancorp has a formal liquidity policy that establishes liquidity guidelines and the maintenance of contingency liquidity plans that provide for actions and timely responses to liquidity stress situations and that are in accordance with regulatory guidance. The objective of liquidity risk management is to ensure that Bancorp has the continuing ability to maintain cash flows that are adequate to fund operations including day to day cash flow requirements of either its depositors wanting to withdraw funds or to provide for customers credit needs. The majority of our funding comes from customer deposits within the Bank's market area. In addition, funding needs are met through loan repayments, investment securities repayments and earnings. Liquidity may also be obtained by borrowing through pre-approved credit lines and by marketable securities that can be readily converted to cash or pledged as collateral for additional borrowings. For the future there can be no guarantee that these unsecured lines of credit will remain available or that securities can be converted to cash with or without loss. Bancorp uses deposits to fund loans and investments that are typically longer in term.

Regulatory Liquidity Ratio: At December 31, 2010 the Bank's regulatory liquidity ratio (net cash, and short-term marketable assets, as a percentage of net deposits and short-term liability) was 9.9%. Management believes that Bancorp's liquidity position at December 31, 2010 was adequate to fund ongoing operations. Excess liquidity is generally invested in interest-bearing overnight deposits and other short-term government and agency obligations.

Loan to Deposit Ratio: Because Bancorp's primary sources and uses of funds are deposits and loans, the relationship between net loans and total deposits provides one measure of Bancorp's liquidity. Bancorp's loan to deposit ratio decreased to 60.6 percent at December 31, 2009 compared to 70.9 percent at December 31, 2009, as a result of the increase in deposits and the decrease in loans.

Deposits: Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. Total deposits increased $45.4 million to $590.9 million at December 31, 2009 compared to $545.4 million at December 31, 2009. Within the total, the majority of the increase came from core deposits which increased $36.5 million compared to $8.9 million in time deposits. Bancorp gathers deposits through its 12 branch network and its relationships with customers. A majority of Bancorp's deposits mature in one year or less.

In December 2008, Bancorp initiated service through the Certificate of Deposit Account Registry Service (CDARS). Bancorp uses CDARS to offer existing customers the ability to obtain additional FDIC insurance coverage. CDARS deposits were $19.5 million and $24.0 million at December 31, 2010 and 2009. Although, Bancorp currently uses CDARS for providing existing customers who desire additional FDIC insurance coverage, CDARS can also be used to generate additional deposits.

Repurchase Agreements: These are borrowings with existing customers of the bank and are collateralized by securities. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered. At December 31, 2010, Bancorp had $34.1 million in these agreements.

Lines of Credit: As part of Bancorp's liquidity management, Bancorp utilizes federal funds purchased to supplement the primary source of funds, which are deposits. As a result, there could be fluctuations in these borrowing balances depending on short-term liquidity and longer-term financing needs of Bancorp. As of December 31, 2010, Bancorp had approximately $47.0 million in approved unsecured credit lines from various financial institutions and had securities with a market value of $35.0 million pledged as collateral for borrowing at the Federal Reserve Discount Window and unpledged marketable securities with a market value of $85.0 million available for additional funding needs. At December 31, 2010, Bancorp had no outstanding balances under these lines of credit.

Consolidated Cash-Flow: The analysis of liquidity also includes a review of the statement of cash flows. The cash flows detail Bancorp's operating, investing and financing activities during the year. Cash flows from operations contribute to liquidity as well as proceeds from the maturities of securities, loan repayments and increasing customer deposits. As indicated in the statement of cash flows, in the Consolidated Statement of Cash Flows, net cash flows from operating and financing activities contributed $9.6 million and $39.1 million to liquidity, respectively, during 2010. The net use of cash from investing activities of $52.7 million was primarily for the net purchase of $60.9 million in investment securities.

Capital Expenditures: Capital expenditures, consisting primarily of various information technology expenditures and bank premises improvements are anticipated to be approximately $757,000 in 2011.

Skagit State Bancorp, Inc. Liquidity: Skagit State Bancorp, Inc. is a separate legal entity from the Bank and must provide for its own liquidity. Substantially all of Bancorp's revenues are obtained from dividends declared and paid by the Bank. Skagit State Bank's ability to pay dividends is limited by its earnings, financial condition and capital requirements, as well as regulatory restrictions.

MARKET RISK

The results of operations for financial institutions are largely dependent upon the financial institution's ability to manage market risks which includes interest rate risk. Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates.

Asset Liability Management: Bancorp maintains an asset/liability management program which is the responsibility of the Asset Liability Committee. The objective of asset liability management is to manage, protect and stabilize Bancorp's net interest income from undue interest rate risk through various interest rate cycles within the constraints of credit quality, interest rate risk policies, levels of capital and adequate levels of liquidity. The committee meets to monitor the composition of the balance sheet, to review projected earnings trends, and to formulate strategies consistent with these objectives for liquidity, interest rate risk, and capital adequacy.

Interest Rate Risk: Bancorp is exposed to interest rate risk which is the risk that financial performance will decline over time due to changes in prevailing interest rates which may adversely affect assets, liability, capital, income and expenses at different time or in different amounts. Generally, there are three types of interest rate risk as described below:

- *Repricing Risk:* Repricing risk is the risk of adverse consequences from a change in interest rates that arises because of difference in the timing of when those interest rate changes affect an institution's assets and liabilities.

- *Basis Risk:* Basis risk is the risk of adverse consequences resulting from unequal changes in the spread between two or more rates for different instruments with the same maturity.

- *Option Risk:* In banking, option risks are known as borrower options to prepay loans and depositor options to make deposits, withdrawals and early redemptions. Option risk arises whenever bank products give customers the right, but not the obligation, to alter the quantity or timing of cash flows.

Interest Rate Sensitivity: Bancorp uses an interest rate simulation modeling system to measure Bancorp's interest sensitivity position. This model analyzes Bancorp's major balance sheet components and attempts to estimate the changes to Bancorp's income statement and economic value of equity under various interest rate change scenarios. The model combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation. While numerous assumptions go into this modeling and undue reliance should not be placed on the specific results, Bancorp believes that this modeling enhances its interest rate risk management efforts. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

In addition, Bancorp analyzes its interest rate sensitivity using GAP analysis. The GAP analysis may differ from model simulations because a traditional GAP analysis does not reflect the multiple effects of interest rate movement on the entire range of interest sensitive assets and liabilities and does not factor in the future impact of new business strategies. The interest rate GAP is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the interest-bearing liabilities maturing or repricing within that same time period. A GAP is considered asset sensitive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities during the same period. The volume or origination of fixed or variable rate loans, the interest rate sensitivity of deposits, the overall level of interest rates and general economic conditions can have a significant effect on Bancorp's performance in a changing interest rate environment.

As shown in the following table, Bancorp has calculated its one-year cumulative gap to be a negative $200.8 million, or liability sensitive, at December 31, 2010. It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets and liabilities will generally move in the same direction at approximately the same rate. Bancorp's variable rate loans are tied to prime rate which is subject to the movement of the national federal funds rate. On the other hand, deposit rates are subject to Bancorp's internal pricing strategy which is impacted to some degree by competition from other financial institutions and is dependent on Bancorp's customers' preferences. As such, a majority of Bancorp's variable rate loans may or may not immediately re-price with the change in the federal funds rates while the rate on Bancorp's deposits may or may not immediately change or at the same level.

In the future, changes in market conditions, Bancorp's liquidity position, competition, deposit mix and other factors may cause interest sensitive liabilities to reprice faster or slower than Bancorp's interest sensitive assets. The exact impact of the gap on future income is uncertain both in timing and amount because interest rates for Bancorp's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

The following table sets forth the estimated contractual maturity or repricing and the resulting interest rate gap of interest-earning assets and interest-bearing liabilities at December 31, 2010. The amounts shown could be significantly impacted by prepayments, withdrawal or transfer of deposits or competition. (dollars in thousands)

Estimated Maturity and Repricing at December 31, 2010

	Within One Year	After One But Within Five Years	After Five Years	Total
Assets				
Federal funds sold	$ 80,413	$ ---	$ ---	$ 80,413
Loans				
Fixed rate	50,868	126,400	31,678	208,946
Variable rate	157,132	---	---	157,132
Investment securities	14,818	84,075	120,445	219,338
Total interest-bearing assets	$ 303,231	$ 210,475	$ 152,123	$ 665,829
Liabilities				
Interest-bearing demand	109,085	---	---	109,085
Money market	87,289	---	---	87,289
Savings	100,068	---	---	100,068
Time deposits	173,438	41,302	600	215,340
Other borrowings	34,118	---	---	34,118
Total interest-bearing liabilities	$ 503,998	$ 41,302	$ 600	$ 545,900
Gap	(200,767)	169,173	151,523	119,929
Cumulative gap	(200,767)	(31,594)	119,929	
Cumulative gap to total assets	-29%	-5%	17%	

Bancorp is continuing to pursue strategies to manage the level of interest rate risk while increasing its net interest income. There can be no assurance that Bancorp will be successful in implementing any of these strategies or that if these strategies are implemented, they will have the intended effect of reducing interest rate risk or increasing net interest income. Bancorp does not currently use interest rate risk management products such as interest rate swaps, hedges or derivatives nor did it have a trading portfolio of investment securities.

Impact of Inflation and Changing Prices: The impact of inflation on Bancorp's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of financial institutions are monetary in nature. As a result interest rates generally have a more significant impact on a financial institution's performance than the effect of general levels of inflations. Although interest rates do necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation have generally resulted in increased interest rates.

The table represents the principal cash flows by contractual maturity dates of Bancorp's interest-earning asset and interest-bearing liabilities as of December 31, 2010. (dollars in thousands)

Expected Maturity Dates of Interest-Sensitive Assets and Liabilities at December 31, 2010

	2011	2012	2013	2014	2015	There-after	Total	Estimated Fair Value
Interest-earning assets:								
Federal funds sold	$ 80,413	$ -	$ -	$ -	$ -	$ -	$ 80,413	$ 80,413
Average interest rate	0.25%						0.25%	
Loans								
Fixed rate	50,868	24,255	46,569	30,732	24,844	31,678	208,946	198,080
Average interest rate	6.98%	7.39%	6.88%	6.73%	6.77%	6.70%	6.90%	
Variable rate	79,892	27,755	3,816	618	7,644	37,407	157,132	147,556
Average interest rate	4.36%	4.31%	3.68%	4.91%	4.26%	3.88%	4.22%	
Available-for-sale securities	6,217	30,136	18,720	17,714	9,043	99,141	180,971	180,971
Average interest rate [1]	1.24%	1.33%	1.37%	2.07%	2.75%	3.67%	2.75%	
Held-to-maturity securities	8,600	835	4,047	3,415	167	21,303	38,367	38,862
Average interest rate [1]	4.54%	6.37%	5.89%	7.22%	7.45%	6.19%	5.89%	
Interest-bearing liabilities								
Non-interest demand	$ 79,009	$ -	$ -	$ -	$ -	$ -	$ 79,009	$ 79,009
Interest-bearing demand	109,085	-	-	-	-	-	109,085	109,085
Average interest rate	0.47%						0.47%	
Money market	87,289	-	-	-	-	-	87,289	87,289
Average interest rate	0.88%						0.88%	
Savings	100,068	-	-	-	-	-	100,068	100,068
Average interest rate	0.41%						0.41%	
Time deposits	173,438	37,845	2,822	397	238	600	215,340	216,736
Average interest rate	1.43%	1.77%	1.73%	3.81%	1.97%	3.13%	1.50%	
Other borrowings	34,118	-	-	-	-	-	34,118	34,118
Average interest rate	0.85%						0.85%	

[1] Tax equivalent rate using the federal statutory rate of 34%

SKAGIT STATE BANCORP, INC.

CORPORATE DIRECTORY

Skagit State Bancorp, Inc. and Skagit State Bank
Board of Directors

B. Marvin Omdal, Chairman
Real Estate Investments

Michael F. Janicki, Vice Chairman of the Board
President, Janicki Logging and Construction, Inc.

Cheryl R. Bishop
President and Chief Executive Officer
Skagit State Bank, Skagit State Bancorp, Inc.

Gerald W. Christensen, C.P.A.
Investments

Richard N. Nelson
Owner, Dakota Creek Industries, Inc.

Michael E. Pegram
Franchise Owner, McDonald's Restaurants

Daniel R. Peth
President, John Peth & Sons, Inc.

Corporate Counsel
Graham & Dunn PC

Senior Management Team
Cheryl R. Bishop, President and Chief Executive Officer
Richard C. Humphrey, Executive Vice President and Chief Credit Officer
Michele Johnson, Senior Vice President and Director of Human Resources
Eric Landon, Senior Vice President and Chief Information Officer
Mary Kay Richter, Senior Vice President and Chief Retail Banking Officer
Carla Tucker, Executive Vice President and Chief Financial Officer
Donna Weaver, Assistant Vice President and Secretary to the Board of Directors

Skagit State Bank
Officers

Jennie Barnhart, Vice President and Manager
Laney Bernick, Assistant Vice President
Josh Bluhm, Vice President
Lisa Cassidy, Vice President
Val Closson, Vice President and Manager
Jaye Cory, Assistant Vice President and Manager
Jena Curry, Assistant Vice President and Manager
Mary Fine, Assistant Vice President and Manager
Tim FitzGerald, Senior Vice President
Paul Forster, Vice President
Jackie Frazier, Vice President and Manager
Mike Fredlund, Vice President
Kara Gonzalez, Vice President
Steve Henery, Senior Vice President
Kirk Hereford, Vice President
Nancy Holiman, Vice President and Manager
Roger Johnson, Vice President
Ryan Johnson, Vice President
Aldi Kllogjeri, Vice President
Henry Lee, Assistant Vice President
Rollin Mackintosh, Vice President
Marna McLatchy, Assistant Vice President
Lori Miller, Assistant Vice President
Pam Miller, Assistant Vice President
Sally Mills, Vice President
Douglas E. Noblet, Vice President
Mike Oldow, Vice President
Jerimy Pennock, Vice President
Virginia Pitman, Assistant Vice President and Manager
Marcy Poortinga, Assistant Vice President and Manager
Kristia Poppe, Vice President
Cindy Randall, Assistant Vice President
Karin Shough, Assistant Vice President and Manager
Nadine Springer, Vice President
Becky Taft, Vice President and Manager
Erik Vanerstrom, Vice President
Geoff Wachter, Senior Vice President
Carrie Wallace, Vice President
Kim Walley, Vice President and Manager
LeAnne Wiseman, Vice President
Ed Zavala, Vice President

SKAGIT STATE BANK

LOCATION DIRECTORY

Branch Location

*Main Office – Burlington**
301 East Fairhaven Avenue
P.O. Box 285
Burlington, Washington 98233

West Mount Vernon Office
1301 Memorial Highway
P.O. Box 548
Mount Vernon, Washington 98273

Downtown Office
901 South Cleveland
P.O. Box 339
Mount Vernon, Washington 98273

*College Way Office**
1620 Continental Place
P.O. Box 1040
Mount Vernon, Washington 98273

Carter Street Office
200 Carter Street
P.O. Box 561
Sedro-Woolley, Washington 98284

*Anacortes Office**
1400 Commercial Avenue
P.O. Box 36
Anacortes, Washington 98221

*Ferry Street Office**
300 Ferry Street
P.O. Box 432
Sedro-Woolley, Washington 98284

Stanwood Office
9606 271st Street Northwest
P.O. Box 218
Stanwood, Washington 98292

Bellingham Office
1501 Cornwall Avenue
P.O. Box 2489
Bellingham, Washington 98225

*Sunset Square Office**
1295 East Sunset Drive
P.O. Box 29210
Bellingham, Washington 98228

*Arlington Office**
20313 77th Avenue Northeast
P.O. Box 100
Arlington, Washington 98223

*Lynden Office**
138 Birch Bay Lynden Road
P.O. Box 980
Lynden, Washington 98264

* Includes Business Banking locations

Branch Managers

Burlington Main Office
Kim Walley, Vice President

West Mount Vernon Office
Karin Shough, Assistant Vice President

Downtown Office – Mount Vernon
Mary Fine, Assistant Vice President

College Way Office – Mount Vernon
Jackie Frazier, Vice President

Carter Street Office – Sedro-Woolley
Virginia Pitman, Assistant Vice President

Anacortes Office
Val Closson, Vice President

Ferry Street Office – Sedro-Woolley
Becky Taft, Vice President

Stanwood Office
Jaye Cory, Assistant Vice President

Bellingham Office
Jena Curry, Assistant Vice President

Sunset Square Office – Bellingham
Jennie Barnhart, Vice President

Arlington Office
Nancy Holiman, Vice President

Lynden Office
Marcy Poortinga, Assistant Vice President

Business Profile

Skagit State Bank is a state-chartered commercial bank founded in 1958 by James P. Bishop and other investors. The Bank conducts its banking business through its main office in Burlington, Washington and eleven other offices located within the Skagit, Snohomish and Whatcom Counties. Skagit State Bank provides a wide range of banking services for businesses and individuals within its market area, including commercial real estate transactions and residential mortgage loans, deposit services and other general banking services.

The table below indicates the high and low market price of Bancorp stock and the cash dividends paid over the last two years. The stock transfer records maintained by the Bank, as transfer agent, indicate that there have been limited transactions involving Bancorp's stock. The price information shown in the following table is to the best knowledge of management based upon information provided informally by the parties to the transactions. No assurance can be given that such prices are representative of the actual market value of the Common Stock.

Year Ended 12/31/2010				Year Ended 12/31/2009			
	Market Price		Cash Dividend Declared		Market Price		Cash Dividend Declared
	High	Low			High	Low	
1st Qtr	$ 200.00	$ 150.00	$ -	1st Qtr	$ 205.00	$ 161.00	$ -
2nd Qtr	200.00	150.00	1.75	2nd Qtr	200.00	166.67	2.25
3rd Qtr	170.00	150.00	-	3rd Qtr	193.00	175.00	-
4th Qtr	160.00	150.00	2.25	4th Qtr	185.00	150.00	1.25

Stockholder Inquiries:
Skagit State Bank acts as transfer agent for Bancorp stock. Bancorp's stock is not actively traded or quoted and no broker currently makes a market in the stock. To facilitate trading, the Bank maintains a list of persons (known to Bancorp) interested in either purchasing or selling stock. In addition, from time to time Bancorp may repurchase shares of its stock.

Shareholder Services
Skagit State Bank
301 East Fairhaven Avenue
P.O. Box 285
Burlington, WA 98233
360-755-0411
1-800-246-4402

If you need assistance with address changes, corrections to tax identification numbers, re-issuance of stock certificates or selling your stock, please contact Bancorp at the address or phone number listed above.

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report or Form 10-K filed with the SEC for the year ended December 31, 2010, including financial statements at the SEC website www.sec.gov or at Skagit State Bank's website www.skagitbank.com Additionally, Bancorp has adopted and posted on its website a code of ethics that applies to its principal executive officer and principal financial and accounting officer. The website also includes Bancorp's audit committee and nominating committee charters. Written requests for the Form 10-K and other aforementioned documents may be sent to Donna L. Weaver, Secretary to the Board, Skagit State Bancorp, Inc., 301 East Fairhaven Avenue, P. O. Box 285, Burlington, Washington 98233.


Skagit State Bancorp, Inc.

(360) 755-0411
www.skagitbank.com

Local. Independent. Proud.

Corporate Office: 301 E. Fairhaven, Burlington, Washington 98233